Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

By and among:

AUTO CLUB INSURANCE ASSOCIATION,

a Michigan reciprocal inter-insurance exchange;

ACG ACQUISITION CO., INC.,

a Michigan corporation; and

FREMONT MICHIGAN INSURACORP, INC.,

a Michigan corporation

Dated as of April 15, 2011

(i)

3.22	Opinion of Financial Advisor	28
3.23	Brokers	28
3.24	Adverse Communications	28
3.25	State Takeover Statutes; Rights Plan	29
3.26	Affiliate Transactions	29
3.27	Questionable Payments	29
3.28	Regulatory Filings	30
3.29	Insurance Written By Fremont Insurance	30
3.30	Agents, Brokers and TPA’s	32
3.31	Statutory Deposits	33
3.32	Real Property	33
3.33	No Other Representations or Warranties	34

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		35

4.1	Organization	35
4.2	Ownership and Operations of Merger Sub	35
4.3	Authority	35
4.4	Non-Contravention	36
4.5	Governmental Approvals	36
4.6	Legal Proceedings	36
4.7	Information Supplied	36
4.8	Financing	37
4.9	Ownership of Company Shares	37
4.10	No Other Representations Or Warranties	37

ARTICLE V ADDITIONAL COVENANTS AND AGREEMENTS		37

5.1	Proxy Statement; Company Shareholders Meeting	37
5.2	Takeover Proposals; Board Recommendation; Etc.	39
5.3	Conduct of Business by the Company	42
5.4	Conduct of Business by Parent and Merger Sub	45
5.5	Reasonable Best Efforts	46
5.6	Public Announcements	47
5.7	Access to Information; Confidentiality	48
5.8	Indemnification and Insurance	48
5.9	Section 16 Matters	49
5.10	Notification of Certain Matters	50
5.11	Employee Matters	50
5.12	Securityholder Litigation	51
5.13	Fees and Expenses	51
5.14	Environmental audit and Property Survey	51

ARTICLE VI CONDITIONS PRECEDENT		52

6.1	Conditions to Each Party’s Obligation to Effect the Merger	52

(ii)

6.2	Conditions to Obligations of Parent and Merger Sub	52
6.3	Conditions to Obligation of the Company	54
6.4	Frustration of Closing Conditions	54

ARTICLE VII TERMINATION		54

7.1	Termination	54
7.2	Effect of Termination	56
7.3	Termination Fee	56

ARTICLE VIII MISCELLANEOUS		57

8.1	Survival	57
8.2	Amendment or Supplement	57
8.3	Extension of Time; Waiver	57
8.4	Assignment	58
8.5	Entire Agreement	58
8.6	No Third Party Beneficiaries	58
8.7	Governing Law; Jurisdiction; Waiver of Jury Trial	58
8.8	Specific Enforcement	59
8.9	Notices	60
8.10	Severability	61
8.11	Definitions	61
8.12	Interpretation	68
8.13	Counterparts	68

(iii)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 15, 2011 (this “Agreement”), is among AUTO CLUB INSURANCE ASSOCIATION, a Michigan reciprocal inter-insurance exchange (“Parent”), ACG ACQUISITION CO., INC., a Michigan corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and FREMONT MICHIGAN INSURACORP, INC., a Michigan corporation (the “Company”). Certain terms used in this Agreement have the meanings set forth in Section 8.11.

RECITALS

WHEREAS, the respective Boards of Directors of the Company and Merger Sub have adopted and declared advisable, and the Board of Governors of Parent has adopted and approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, Parent, in its capacity as the sole shareholder of Merger Sub, has adopted this Agreement and approved the Merger by unanimous written consent, with such approval and adoption effective upon execution of this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, (i) Parent, Merger Sub and certain shareholders of the Company are entering into a Shareholders Agreement (the “Shareholders Agreement”) pursuant to which, among other things, such shareholders have agreed to vote to adopt and approve this Agreement and to take certain other actions in furtherance of the Merger, in each case on the terms set forth therein; and (ii) an Affiliate of Parent and certain officers of the Company and Fremont Insurance have entered into agreements to become effective upon the Closing providing for (A) the termination of such officers’ existing employment, severance or change of control agreements, as applicable, and (B) the payment of severance and certain other compensation.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I.

THE MERGER

1.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the Michigan Business Corporation Act, as amended (the “MBCA”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

1.2. CLOSING. The closing of the Merger (the “Closing”) shall take place at the offices of HONIGMAN MILLER SCHWARTZ AND COHN LLP, 350 East Michigan Avenue, Suite 300, Kalamazoo, Michigan 49007 at 10:00 a.m. (Michigan time) on a date to be specified by the Company and Parent, which date shall be no later than the second (2nd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or at such other place, date and/or time as may be agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

1.3. EFFECTIVE TIME. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Department of Licensing and Regulatory Affairs of the State of Michigan (“DLRA”) a certificate of merger, executed in accordance with, and in such form as complies with, the relevant provisions of the MBCA (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties and specified in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

1.4. EFFECTS OF THE MERGER. From and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5. ARTICLES OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION.

(a) The Articles of Incorporation of the Company shall be amended and restated to read in their entirety as the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided therein and by Law, except that the name of the Surviving Corporation shall be “ACG Fremont InsuraCorp, Inc.” and the provisions of Merger Sub’s Articles of Incorporation relating to the incorporator of Merger Sub shall be omitted from the Articles of Incorporation of the Surviving Corporation; provided, however, that the indemnification provisions of the Surviving Corporation’s Articles of Incorporation shall be substantially similar to, and provide at least the same level of indemnification as, the indemnification provisions set forth in the Company’s Articles of Incorporation.

(b) The By-laws of the Company shall be amended and restated to read in their entirety as the By-laws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated shall be the By-laws of the Surviving Corporation until thereafter amended as provided therein, by the Articles of Incorporation of the Surviving Corporation and by Law; provided, however, that the indemnification provisions of the Surviving Corporation’s By-laws shall be substantially similar to, and provide at least the same level of indemnification as, the indemnification provisions set forth in the Company’s By-laws.

1.6. DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. Each of the parties hereto shall take all necessary action to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers of the Surviving Corporation immediately following the Effective Time, to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation. Prior to the Closing Date, the Company shall take all reasonable action necessary to cause the directors of the Company and of Fremont Insurance Company (“Fremont Insurance”) to resign as directors of the Company and as directors of Fremont Insurance, respectively, effective no later than the Effective Time.

ARTICLE II.

EFFECT OF THE MERGER ON CAPITAL STOCK

2.1. EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, the holder of any shares of Class A Common Stock, no par value per share, of the Company (“Company Shares”), or any holder of any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any Company Shares that are owned by the Company as treasury stock or by Fremont Insurance, and any Company Shares that are owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Shares. Subject to subsection (d) below, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive thirty-six dollars and fifteen cents ($36.15) in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”), or un-certificated book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented any such Company Shares shall thereafter cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.3(b), without interest. The right of any holder of any Company Shares to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding taxes that are required under applicable Law.

(d) Maximum Aggregate Consideration. In no event shall the aggregate amount of the Merger Consideration plus the aggregate amount of the Option Consideration (as defined below) exceed sixty-seven million seven hundred thousand dollars ($67,700,000).

2.2. NO APPRAISAL RIGHTS. In accordance with Section 762(2)(b) of the MBCA, no appraisal rights shall be available to holders of Company Shares in connection with the Merger.

2.3. EXCHANGE OF CERTIFICATES.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit with a bank or trust company as may be designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Company Shares converted at the Effective Time into the right to receive the Merger Consideration pursuant to Section 2.1(c), the aggregate Merger Consideration to which such holders shall become entitled pursuant to Section 2.1(c) (the “Exchange Fund”). The Exchange Fund shall, pending its disbursement to such holders in accordance with the terms of this Agreement, be invested by the Paying Agent as directed by Parent in short-term direct obligations of the United States or for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent or as Parent otherwise directs.

(b) Procedures. As soon as reasonably practicable after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Shares converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration a letter of transmittal and related instructions which shall (i) specify that the delivery shall be effected, and risk of loss shall pass, only upon proper delivery of the Certificates (or book-entry transfer of Book-Entry Shares) to the Paying Agent; and (ii) otherwise be in customary form and include such provisions as Parent may reasonably specify (including with respect to delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares) for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent or such other evidence, if any, of transfer as the Paying Agent may reasonably request), the holder of such Certificate (or Book-Entry Shares, as applicable) shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Company Share formerly represented by such Certificate (or Book-Entry Shares, as applicable), and the Certificate (or Book-Entry Shares, as applicable) so surrendered shall forthwith be canceled. If any portion of such consideration is to be issued and paid to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Shares were registered, it shall be a condition to such issuance and payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such issuance shall have paid any transfer and other Taxes required by reason of the issuance and payment of such consideration to a Person other than the registered holder of such Certificate or Book-Entry Shares surrendered or shall have established to the reasonable satisfaction of the Paying Agent and the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest. Notwithstanding anything to the contrary in this Agreement, a holder of Book-Entry Shares shall not be required to deliver a Certificate to the Paying Agent to receive the consideration to which such holder is entitled pursuant to this Article II in respect of such Book-Entry Shares.

(c) Transfer Books; No Further Ownership Rights in Company Shares. The Merger Consideration issued and paid in respect of Company Shares represented by Book-Entry Shares, or upon the surrender for exchange of Certificates, in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to Company Shares previously represented by such Book-Entry Shares and Certificates (as applicable), and at the close of business on the Business Day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Company Shares that occurred prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares or Certificates that evidenced ownership of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided for in this Agreement or by Law. Subject to the last sentence of Section 2.4, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond, in such reasonable amount as the Paying Agent or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue and pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be issued and paid in respect of Company Shares represented by such Certificate, as contemplated by this Article II.

2.4. TERMINATION OF FUND. At any time following the nine (9)-month anniversary of the Closing Date, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any instruments and funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates or transfer of any Book-Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon. The Surviving Corporation shall pay all fees and expenses of the Paying Agent in connection with the exchange of Company Shares for the Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

2.5. NO LIABILITY. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.6. WITHHOLDING TAXES. The Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Article II such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.7. COMPANY OPTIONS.

(a) Prior to the Effective Time, the Company shall take all actions under the Company’s Stock-Based Compensation Plan dated November 18, 2003, as amended and restated as of December 11, 2007, and the Company’s 2006 Stock Incentive Plan dated February 24, 2006, as amended and restated as of December 11, 2007 (together, the “Company Stock Plans”) and otherwise necessary to provide that the unexercised portion of each option outstanding immediately prior to the Effective Time that represents the right to acquire Company Shares (each, a “Company Option”) shall at the Effective Time vest in full, to the extent unvested, and then be canceled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each Company Share then subject to the Company Option; provided, however, that no action taken by the Company or any holder of a Company Option shall be required to be irrevocable until immediately prior to the Effective Time. Such actions shall include the Company obtaining any necessary consents of the holders of any Underwater Options to cancel and terminate the Underwater Options at the Effective Time without receipt of any Option Consideration therefor (“Underwater Option Consents”). For purposes of this Agreement, “Option Consideration” means, with respect to any Company Share subject to a particular Company Option, an amount equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price payable in respect of such Company Share subject to such Company Option and any required withholding Taxes. It is understood, for the avoidance of doubt, that a Company Share subject to a Company Option for which such exercise price equals or exceeds the Merger Consideration (“Underwater Option”) shall be canceled and terminated at the Effective Time without the receipt of any Option Consideration. The Option Consideration shall be paid as soon as practicable after the Closing Date, but in no event later than ten (10) Business Days after the Closing Date. On and after the Effective Time, the holder of each Company Option that is not an Underwater Option shall have only the right to receive the Option Consideration. Section 2.7(a) of the Company Disclosure Schedule (i) sets forth the name of the holder, the date of issuance, the exercise price and Option Consideration for each Company Option, (ii) sets forth the total Option Consideration payable with respect to all Company Options and (iii) separately identifies each Underwater Option.

(b) Withholding Taxes. All amounts payable pursuant to this Section 2.7 shall be subject to any required withholding Taxes or proof of eligibility for exemption therefrom, in accordance with Section 2.6.

(c) Termination of Company Stock Plans. From and after the Effective Time, the Company Stock Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary of Company shall be canceled. The Company shall ensure that, after the Effective Time, no Person shall have any right to acquire any capital stock of the Company or the Surviving Corporation or any other equity interest therein (including phantom stock or stock appreciation rights), except as set forth herein. The Company Board (or if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing.

2.8. ADJUSTMENTS. Notwithstanding any provision of this Article II to the contrary (but without limiting the covenants in Section 5.3), if between the date hereof and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, stock split, reclassification, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, stock split, reclassification, combination, exchange of shares or similar transaction.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed between January 1, 2010 and the date hereof (it being agreed that disclosure in a Company SEC Document shall be deemed disclosed with respect to any section or subsection of this Agreement only to the extent that the relevance of the facts or circumstances so disclosed is readily apparent, and provided that nothing in such Company SEC Documents shall be treated as a modification or qualification of the representations made in Section 3.2 or 3.3 or 3.8) or (b) as disclosed in the corresponding sections or subsections of the disclosure schedule, dated the date hereof, delivered to Parent by the Company prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to any section or subsection of this Agreement to which the relevance of such item is readily apparent), as of the date of this Agreement (or such other time as may be specified herein), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1. ORGANIZATION, STANDING AND CORPORATE POWER.

(a) Each of the Company and Fremont Insurance is a corporation or an insurance company, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized and has all requisite corporate or other power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of the Company and Fremont Insurance is duly licensed and qualified, as applicable, to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not have a Material Adverse Effect on the Company (a “Company Material Adverse Effect”).

(b) Section 3.1(b)(i) of the Company Disclosure Schedule sets forth the name of each Subsidiary owned (whether directly or indirectly) by the Company and the state or jurisdiction of its organization. Except as set forth in Section 3.1(b)(ii) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, voting securities or other equity interests in any Person. The Company has Made Available to Parent correct and complete copies of its Articles of Incorporation and By-laws (the “Company Charter Documents”) and of the Subsidiary Documents, in each case as amended and in effect as of the date hereof.

3.2. CAPITALIZATION.

(a) The authorized capital stock of the Company consists of ten million (10,000,000) shares of capital stock consisting of: five million (5,000,000) Company Shares; five hundred thousand (500,000) shares of Class B Common Stock, non-voting and without par value (the “Class B Common Stock”); and four million five hundred thousand (4,500,000) shares of Preferred Stock, without par value (the “Preferred Stock”). As of the date of this Agreement, (i) one million seven hundred eighty-five thousand forty-seven (1,785,047) Company Shares are issued and outstanding, (ii) no shares of the Class B Common Stock are issued and outstanding, (iii) no shares of the Preferred Stock are issued and outstanding, and (iv) two hundred seventy thousand one hundred fifty-nine (270,159) Company Shares are reserved for issuance under the Company Stock Plans, of which one hundred forty-eight thousand eight hundred twenty-four (148,824) Company Shares are subject to outstanding Company Options. All outstanding shares of capital stock, voting securities or other equity interests of the Company have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a correct and complete list of all outstanding Company Options, which list sets forth, with respect to each such award, the number of Company Shares subject thereto (indicating the portion thereof that is vested as of the date of this Agreement and the vesting dates for any unvested portions), the grant date, the holder, the end date and the exercise price.

(b) Except as set forth in this Section 3.2, there are no (i) outstanding shares of capital stock of the Company or Fremont Insurance, (ii) outstanding securities of the Company or Fremont Insurance convertible into or exchangeable or exercisable for shares of capital stock of the Company or Fremont Insurance or (iii) outstanding options, warrants or rights, or commitments or agreements, to acquire from the Company or Fremont Insurance, or that obligate the Company or Fremont Insurance to issue, shares of capital stock of the Company or Fremont Insurance or any securities of the Company or Fremont Insurance convertible into or exchangeable or exercisable for shares of capital stock of the Company or Fremont Insurance. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding agreements of any kind which obligate the Company or Fremont Insurance to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or Fremont Insurance or any securities, options, warrants or rights convertible into or exchangeable or exercisable for shares of capital stock of the Company or Fremont Insurance. All outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c) All of the outstanding shares of capital stock of, or other equity interests in, Fremont Insurance (i) have been duly authorized and validly issued, (ii) are fully paid and nonassessable and (iii) are owned directly or indirectly by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”), other than Permitted Liens.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, no Company Shares or other securities of the Company are owned by Fremont Insurance.

(e) With respect to the Company Options, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the shareholders of the Company by the necessary number of votes, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws; (iii) the per share exercise price of each Company Option was not less than the fair market value of a Company Share on the applicable Grant Date; (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws; and (v) no modifications have been made to any such grant after the Grant Date except as permitted by applicable Laws.

(f) The Company has no outstanding bonds, debentures or notes the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(g) Except for the Shareholders Agreement, there are no agreements or understandings to which the Company or Fremont Insurance is a party (i) with respect to the voting rights of, (ii) requiring the registration for sale of, (iii) granting any preemptive or anti dilution rights with respect to or (iv) which restrict the transfer of any shares of capital stock of the Company (other than agreements restricting the transfer of unvested shares of restricted Company Shares issued and outstanding under the Company Stock Plans), and, to the Knowledge of the Company and Fremont Insurance, there are no third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.

(h) As of the date hereof, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangements required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been described in the Required Company SEC Documents nor any obligations to enter into any such arrangements.

3.3. AUTHORITY; VOTING REQUIREMENTS.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized and approved by the Board of Directors of the Company (“Company Board”). Subject to obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) together, the “Bankruptcy and Equity Exception”).

(b) The Special Committee of the Board of Directors of the Company (the “Special Committee”) at a meeting duly called and held, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and to consummate the Transactions, including but not limited to the Merger, pursuant to the terms and conditions of this Agreement, and (ii) resolved to recommend to the Company Board that it adopt, approve and declare advisable this Agreement and the Transactions, including the Merger. The Company Board, acting upon the recommendation of the Special Committee, at a meeting duly called and held, (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and to consummate the Transactions, including but not limited to the Merger, pursuant to the terms and conditions of this Agreement, (ii) adopted and approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including but not limited to the Merger, (iii) directed that the Company submit the adoption and approval of this Agreement to a vote at a meeting of the shareholders of the Company in accordance with the terms of this Agreement, and (iv) resolved, subject to Section 5.2, to recommend that the shareholders of the Company adopt and approve this Agreement at the Company Shareholders Meeting.

(c) The affirmative vote (in person or by proxy) of the holders of no less than a majority of the outstanding Company Shares at the Company Shareholders Meeting or any adjournment or postponement thereof in favor of the adoption and approval of this Agreement (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or Fremont Insurance which is necessary to approve this Agreement and the Transactions, including but not limited to the Merger.

3.4. NON-CONTRAVENTION. Except as set forth in Section 3.4 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation of the Transactions by the Company, nor the compliance by the Company with any of the terms or provisions hereof will (a) violate or conflict with any provision of the Company Charter Documents or any of the Subsidiary Documents, (b) assuming that the authorizations, consents and approvals referred to in Section 3.5 and the Company Shareholder Approval are obtained and the filings referred to in Section 3.5 are made, violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or Fremont Insurance or any of their respective properties or assets or (c) violate, breach, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or Fremont Insurance under, any of the terms, conditions or provisions of any Contract or Permit to which the Company or Fremont Insurance is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clauses (b) and (c) above, for such violations, breaches, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent consummation of the Transactions.

3.5. GOVERNMENTAL APPROVALS. Except for (a) the filing with the SEC of a proxy statement relating to the Transactions (as amended or supplemented from time to time, the “Proxy Statement”) and other filings required under, and compliance with, the other applicable requirements of the Exchange Act, (b) the filing of the Certificate of Merger with DLRA pursuant to the MBCA, (c) filings required under, and compliance with other applicable requirements of, the HSR Act and (d) the consents, approvals, authorizations, Permits, filings or notifications listed in Section 3.5 of the Company Disclosure Schedule (including filings with and approval of the insurance regulatory authorities in the jurisdictions listed thereon), no consents or approvals of, or filings, Permits, notifications, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, Permits, notifications, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions.

3.6. COMPANY SEC DOCUMENTS; INTERNAL CONTROLS.

(a) Except as set forth in Section 3.6(a) of the Company Disclosure Schedule, the Company has filed or furnished since January 1, 2008 (and will file or furnish prior to the Closing Date), as applicable, on a timely basis all Company SEC Documents required to be filed or furnished, as applicable, with the SEC (the “Required Company SEC Documents”). As of their respective effective dates (in the case of the Required Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or dates furnished to the SEC (in the case of all other Required Company SEC Documents), the Required Company SEC Documents complied (and will comply) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Required Company SEC Documents, and none of the Required Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of filing of such amendment) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC staff with respect to the Required Company SEC Documents. The Company has Made Available to Parent true, correct and complete copies of all correspondence between the Company and the SEC since January 1, 2008. Fremont Insurance is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) The consolidated financial statements of the Company included in the Required Company SEC Documents, as amended or supplemented prior to the date of this Agreement, were prepared, in all material respects, in accordance with and complied, in all material respects, with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and Fremont Insurance as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal and recurring year-end adjustments).

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company and Fremont Insurance is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within the Company, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal controls over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) Since January 1, 2008, the principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct.

(e) Since January 1, 2008, the Company has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither the Company nor Fremont Insurance has outstanding “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(f) Since January 1, 2008, (i) neither the Company nor Fremont Insurance nor, to the Knowledge of the Company and Fremont Insurance, any director, officer or auditor of the Company or Fremont Insurance, has received or been informed of any complaint, allegation, assertion or claim, whether written or oral, regarding a deficiency with the accounting or auditing practices, procedures, methodologies or methods of the Company or Fremont Insurance or their respective internal accounting controls reasonably likely to lead to material non-compliance by the Company with GAAP or the Exchange Act (including any material complaint, allegation, assertion or claim that the Company or Fremont Insurance has engaged in questionable accounting or auditing practices), which complaint, allegation, assertion or claim was not publicly disclosed in the Required Company SEC Documents or appropriately addressed or otherwise cured and (ii) no attorney representing the Company or Fremont Insurance, whether or not employed by the Company or Fremont Insurance, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or Fremont Insurance or their respective officers, directors, employees or agents to the Company Board or any committee thereof.

3.7. UNDISCLOSED LIABILITIES. Neither the Company nor Fremont Insurance has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) whether or not required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (a) as and to the extent reflected or reserved against on the balance sheet of the Company and Fremont Insurance as of December 31, 2010 (the “Balance Sheet Date”) (including the notes thereto) included in any Company SEC Document filed by the Company and publicly available prior to the date hereof, (b) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice that, individually or in the aggregate are not material to the Company and Fremont Insurance, (c) disclosed in Section 3.7 of the Company Disclosure Schedule, or (d) incurred in connection with the Merger or other Transactions.

3.8. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in Section 3.8 of the Company Disclosure Schedule, since December 31, 2009 through the date of this Agreement, (a) the Company and Fremont Insurance have conducted their respective businesses in the ordinary course of business consistent with past practice; (b) there has not been any change, development, occurrence, event or state of facts that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect; (c) there has not been any material change in the Company’s accounting principles, practices or methods, except insofar as may be required by GAAP; and (d) neither the Company nor Fremont Insurance has taken any action that, if taken after the date hereof without the consent of Parent, would constitute a breach of any of the covenants set forth in Section 5.3.

3.9. LEGAL PROCEEDINGS. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company and Fremont Insurance, threatened, legal, administrative, arbitral, mediation or other dispute, proceeding, claim, suit or action against, or governmental or regulatory investigation of, the Company or Fremont Insurance by or before any Governmental Authority or otherwise. There is no injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of the Company and Fremont Insurance, threatened to be imposed) upon the Company, Fremont Insurance or the assets of the Company or Fremont Insurance, nor any written or oral understanding, commitment or undertaking with any Governmental Authority, that would impose any legal restraint or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and Fremont Insurance substantially as it was operated immediately prior to the date of this Agreement or require the Company or Fremont Insurance to take or refrain from any action.

3.10. COMPLIANCE WITH LAWS; PERMITS.

(a) Each of the Company and Fremont Insurance is in possession of all licenses, franchises, permits, certificates, registrations, privileges, approvals and authorizations of any Governmental Authority required by Law or any Governmental Authority for it to own, lease and operate its properties or to carry on its business as it is now being conducted (“Permits”), in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and Fremont Insurance. Section 3.10(a) of the Company Disclosure Schedule sets forth a description of all Permits held by the Company and Fremont Insurance (other than Permits listed on Section 3.20(a) of the Company Disclosure Schedule), and all such Permits are valid and in full force and effect. The Company has previously Made Available to the Parent true, correct and complete copies of each of the Permits, reflecting all amendments thereto. There is not pending, or to the Knowledge of the Company and Fremont Insurance, threatened, any restriction, non-renewal or revocation of any Permit. Subject to obtaining the consents set forth in Section 3.5 of the Company Disclosure Schedule, none of the Permits will be adversely affected by the consummation of the transactions contemplated hereby.

(b) Except as set forth on Section 3.10(b) of the Company Disclosure Schedule, neither the Company nor Fremont Insurance is in violation of any Laws, and each of them has at all times conducted in all material respects their respective business operations in compliance with all applicable Laws. Neither the Company nor Fremont Insurance has received any notice of alleged violations of the foregoing, other than any written notices with respect to which any such alleged violation has been cured or otherwise remedied, and there are no pending or, to the Knowledge of the Company and Fremont Insurance, threatened hearings or investigations with respect to the foregoing. Except as set forth on Section 3.10(b) of the Company Disclosure Schedule, neither the Company nor Fremont Insurance is a party to, or bound by, any Governmental Order. Without limiting by implication the generality of the foregoing, each of the Company and Fremont Insurance is in compliance in all material respects with (i) the Gramm-Leach-Bliley Act and state insurance laws implementing the same and (ii) the requirements (including adverse action notifications) of the Federal Fair Credit Reporting Act and all applicable and comparable state Laws.

3.11. STATUTORY FINANCIAL STATEMENTS.

(a) The Company has Made Available to Parent true, correct and complete copies of (i) the audited statutory financial statements of Fremont Insurance filed in each state in which Fremont Insurance was admitted or approved at the time of such filing for the years ended December 31, 2008, 2009 and 2010, together with the actuarial opinions accompanying such financial statements, and (ii) the statutory financial statements of Fremont Insurance filed in each state in which Fremont Insurance was admitted or approved at the time of such filing for the first three (3) quarters of the year 2010, and the Company will deliver to the Parent true, correct and complete copies of such statements for all quarters which are filed prior to the Closing Date (the statutory financial statements referenced in clauses (i) and (ii), collectively, the “Company SAP Statements”).

(b) Each such Company SAP Statement complied and will comply in all material respects with all applicable Laws when so filed or produced, and no deficiencies have been asserted with respect to such Company SAP Statements by the insurance departments of the states in which they are filed. The statutory statements of assets, liabilities and capital and surplus and the related statutory statements of income, changes in capital and surplus, and cash flow contained in each such Company SAP Statement, were prepared in accordance with SAP, consistently applied except as disclosed in the footnotes thereto, and fairly present in all material respects the financial condition as of the respective dates thereof, and the results of operations and cash flow for and during the respective periods covered thereby, of Fremont Insurance. Section 3.11(b) of the Company Disclosure Schedule identifies all significant accounting principles or practices used in preparing the Company SAP Statements for which Fremont Insurance has received permission from the Michigan Office of Financial and Insurance Regulation or any other applicable regulatory authority.

(c) Fremont Insurance has all necessary letters of credit or other security devices in all cases where needed, and all such letters of credit and security devices comply in all material respects with all applicable Laws, in each case where needed to enable Fremont Insurance to take a credit against its liabilities in, or increase its assets by, the amount of the letter of credit or security device. Section 3.11(c) of the Company Disclosure Schedule identifies all letters of credit and other security devices held or maintained for the benefit of Fremont Insurance to support receivable balances from unauthorized reinsurers.

3.12. INFORMATION SUPPLIED. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the shareholders of the Company or, at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing.

3.13. TAX MATTERS.

(a) Since January 1, 2005, each of the Company and Fremont Insurance has (i) duly and timely filed all federal and state income and all material United States federal and state non-income, local and non-United States Tax Returns required to be filed and all such Tax Returns are true, accurate and complete in all material respects, and such Tax Returns correctly reflect in all material respects the facts regarding the income, business, assets, operations, activities, status and other matters of the Company and Fremont Insurance and any other information required to be shown thereon; and (ii) timely paid all Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect to such Tax Returns and no other material Taxes are payable by the Company or Fremont Insurance with respect to items or periods covered by such Tax Returns (whether or not shown due on such Tax Returns). All required estimated Tax payments sufficient to avoid any underpayment penalties have been made by or on behalf of the Company and Fremont Insurance. Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, neither the Company nor Fremont Insurance has requested or been granted an extension of time for filing any Tax Return to a date later than the Closing Date. With respect to any period for which Taxes are not yet due and owing, the Company and Fremont Insurance have made due and sufficient accruals for such Taxes in accordance with GAAP on the Company’s most recent consolidated financial statements.

(b) Each of the Company and Fremont Insurance has withheld and paid over all material Taxes required to have been so withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, (i) neither the Company nor Fremont Insurance has granted any extension or waiver of the limitation period for the filing of any material Tax Return or the assessment or collection of any material Tax that remains in effect or has been requested to grant an extension or waiver of any such limitation period; (ii) the material Tax Returns of the Company and Fremont Insurance have been examined by the appropriate taxing authorities or the applicable statute of limitations has expired for all years to and including the year ending December 31, 2006; (iii) all material assessments for Taxes of the Company or Fremont Insurance have been fully paid; (iv) there are no disputes, audits, examinations or proceedings pending (or to the Knowledge of the Company and Fremont Insurance, threatened in writing), or claims asserted, for material Taxes of the Company or Fremont Insurance; and (v) neither the Company nor Fremont Insurance nor any other Person on its behalf has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(d) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or Fremont Insurance.

(e) Section 3.13(e) of the Company Disclosure Schedule identifies each state and local jurisdiction or Governmental Authority in which the Company or Fremont Insurance is required to: (i) file any Tax Return, and the Tax Returns that such Person is required to file in each such jurisdiction, and a correct and complete copy of each such tax return has been Made Available to Parent; and (ii) pay or withhold any Tax, and the Taxes that such Person is required to pay or withhold in each such jurisdiction. All material elections with respect to Taxes affecting the Company or Fremont Insurance, as of the date hereof, are set forth on Section 3.13(e) of the Company Disclosure Schedule.

(f) Neither the Company nor Fremont Insurance will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-United States Tax law) executed prior to the Closing Date, (iii) intercompany transaction entered into before the Closing Date or excess loss account described in United States Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-United States Tax law), (iv) installment sale or open transaction made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.

(g) Neither the Company nor Fremont Insurance is a party to or is bound by any Tax sharing, allocation or indemnification agreement or similar arrangement (other than any such agreement or arrangement exclusively between or among the Company and Fremont Insurance).

(h) Neither the Company nor Fremont Insurance (i) is or has been a member of a group filing a consolidated federal income Tax Return or a combined, unitary or other affiliated group Tax Return for state, local or non-United States Tax purposes (other than any such agreement or arrangement exclusively between or among the Company and Fremont Insurance), or (ii) has any liability for the Taxes of any Person (other than the Company or Fremont Insurance) under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, or by Contract or otherwise.

(i) Except as set forth in Section 3.13(i) of the Company Disclosure Schedule, (i) neither the Company nor Fremont Insurance is a party to any agreement, Contract, arrangement or plan that has resulted or would result in the payment of (A) any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Section 280G(b)(4) of the Code) or (B) any amount for which a deduction would be disallowed or deferred under Section 162 or Section 404 of the Code; (ii) none of the shares of outstanding capital stock of the Company or Fremont Insurance is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code; (iii) no portion of the Merger Consideration or the Option Consideration is subject to the Tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of law; and (iv) no person is entitled to receive an additional payment (including any Tax gross up or other payment) from the Company or Fremont Insurance as a result of the imposition of the excise Tax required by Section 4999(a) or Section 409A of the Code.

(j) Neither the Company nor Fremont Insurance has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(k) Since January 1, 2005, neither the Company nor Fremont Insurance has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding. The Company and Fremont Insurance have complied with and prepared all Tax Returns in accordance with any private letter ruling, technical advice memorandum, or similar ruling or memorandum obtained from a taxing authority prior to January 1, 2005.

(l) Neither the Company nor Fremont Insurance has (i) participated or engaged in any transaction, or taken any Tax Return position, described in United States Treasury Regulation Section 301.6111-2(b)(2) (or any corresponding or similar provision of state, local or foreign Tax law) or (ii) participated or engaged in any “reportable transaction” within the meaning of United States Treasury Regulation Section 1.6011-4 (or any corresponding or similar provision of state, local or foreign Tax law). None of the Tax Returns filed by the Company or Fremont Insurance contain a disclosure statement under Section 6662 of the Code (or any similar provision of state, local or foreign Tax law).

(m) Neither the Company nor Fremont Insurance is, or has been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) No claim has ever been made by any taxing authority or Governmental Authority in any jurisdiction that the Company or Fremont Insurance is or may be subject to Taxes that the Company or Fremont Insurance has not paid or does not pay in such jurisdiction, except where such Taxes have subsequently been paid by the Company or Fremont Insurance.

(o) Neither the Company nor Fremont Insurance has any permanent establishment in any foreign country, as defined in the relevant tax treaty between the United States and such foreign country.

(p) Section 3.13(p) of the Company Disclosure Schedule lists all material Tax Returns filed with respect to the Company and Fremont Insurance for taxable periods ended on or after January 1, 2007. The Company has Made Available to Parent correct and complete copies of all income and premium Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and Fremont Insurance since January 1, 2007.

3.14. EMPLOYEE BENEFITS AND LABOR MATTERS.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of all: (i) “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); (ii) employment, individual consulting, indemnification, change in control, retention, severance, transaction bonus or other compensation agreements; and (iii) bonus or other incentive compensation, stock purchase, equity or equity-based compensation, retirement, deferred compensation, termination, paid time-off, compensation-related tax gross up, employee loan, welfare benefit, life insurance, salary continuation, cafeteria, tuition reimbursement and any other employee benefit plans, policies, agreements or arrangements with respect to which the Company or any of its ERISA Affiliates has any obligation or liability, contingent or otherwise, for current or former employees, individual consultants or directors of the Company or any of its ERISA Affiliates (collectively, the “Company Plans”). “ERISA Affiliates” means any trade or business, affiliate or subsidiary of the Company which is or has been under common control or which is or has ever been treated as a single employer with any of them under Section 414(b), (c), (m) or (o) of the Code. None of the Company Plans (i) is subject to Title IV of ERISA or Sections 412, 430, or 436 of the Code; (ii) is a “multiemployer plan”, as defined in Section 3(37) of ERISA; (iii) is or has been subject to Sections 4063 or 4064 of ERISA; or (iv) provides for post-retirement health, medical or life insurance coverage for former or current employees of the Company or Fremont Insurance, except as may be required under Part 6 of the Subtitle B of Title I of ERISA.

(b) Section 3.14(b) of the Company Disclosure Schedule lists each of the following documents with respect to each of the Company Plans, correct and complete copies of which have been Made Available to Parent by the Company to the extent applicable: (i) any plan and related trust documents, insurance Contracts or other funding arrangements, and all amendments thereto (or written summaries of any non-written Company Plans); (ii) the three (3) most recent Forms 5500 and all schedules thereto; (iii) the three (3) most recent actuarial or financial reports; (iv) the most recent IRS determination letter or equivalent pre-approved opinion letter; and (v) the most recent summary plan descriptions and any summaries of material modification, any material employee communications relating to any bonus arrangements and any amendment or modification thereto.

(c) The Company Plans have been maintained, in all material respects, in accordance with their terms and all applicable provisions of ERISA, the Code and other applicable Laws. Neither the Company nor any fiduciary with respect to the Company Plans has engaged in a non-exempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA which could result in any liability to the Company or the Company Plans. There are no pending actions, claims, investigations, lawsuits or other proceedings brought or filed with or by any Governmental Authority or arbitrator which have been asserted or instituted against any of the Company Plans, the assets or any of the trusts under such plans or, with respect thereto, the Company, any of its ERISA Affiliates, the plan sponsor or the plan administrator that, individually or in the aggregate could result in a liability to the Company or the affected Company Plan, or against any fiduciary of the Company Plans arising from, relating to, or in connection with the Company Plans (other than routine benefit claims).

(d) The Company Plans intended to qualify under Code Section 401 or other tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified, and any trusts intended to be exempt from federal income taxation under the Code are so exempt. Nothing has occurred with respect to the operation of the Company Plans that could reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any liability, penalty or tax under ERISA, the Code, or other applicable Laws that, individually or in the aggregate, could result in a liability to the Company or the affected Company Plan.

(e) The Company Plans that are “nonqualified deferred compensation plans” within the meaning of Section 409A of the Code have been maintained in all respects in compliance with Section 409A of the Code, and no events have transpired that would result in the imposition of taxes and penalties under Section 409A of the Code.

(f) Except as set forth in Section 3.14(f)(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger will (alone or together with other events) with respect to the employment or service of any employee, director or individual independent contractor of the Company or Fremont Insurance (i) result in any payment becoming due to any employee, director or individual independent contractor of the Company or Fremont Insurance, (ii) increase any benefits otherwise payable under any Company Plan, (iii) require any contributions or payments to fund any obligations under any Company Plan, or (iv) result in the acceleration of the time of payment, funding or vesting of any such benefits under any Company Plan. Each of the individuals listed on Section 3.14(f)(ii) of the Company Disclosure Schedule has entered into an agreement providing for (i) the termination of his/her existing employment, severance or change of control agreement, as applicable, and (ii) the payment of severance and certain other compensation (the “Officer Agreements”), copies of which have previously been provided to Parent.

(g) Other than as set forth on Section 3.14(g) of the Company Disclosure Schedule or as required pursuant to this Agreement, the Company does not have any written, or material oral, legally binding Contract, plan, or commitment to create any additional Company Plan or to modify any existing Company Plan.

(h) No Company stock or other security issued by the Company forms or has formed a part of the assets of any Company Plan that is intended by the Company to provide retirement benefits.

(i) Neither the Company nor Fremont Insurance has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees, nor has the Company or Fremont Insurance entered into any collective bargaining agreement or union Contract recognizing any labor organization as the bargaining agent of any employees. To the Knowledge of the Company and Fremont Insurance, there is no union organization activity involving any of the employees of the Company or Fremont Insurance pending or threatened. With respect to the Company and Fremont Insurance, there is no picketing pending or, to the Knowledge of the Company and Fremont Insurance, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other material labor disputes involving any of the employees of the Company or Fremont Insurance pending or, to the Knowledge of the Company and Fremont Insurance, threatened. Except as set forth on Section 3.14(i) of the Company Disclosure Schedule, there are no complaints, charges, claims, investigations, lawsuits or other proceedings against the Company or Fremont Insurance pending or, to the Knowledge of the Company and Fremont Insurance, threatened that could be brought or filed with or by any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of, or failure to employ by the Company or Fremont Insurance, any individual. The Company and Fremont Insurance are in compliance with all Laws relating to the employment of labor, including, without limitation, all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or Fremont Insurance within the six (6) months prior to the Effective Time, determined in each case without regard to any terminations of employees of the Company or Fremont Insurance or plant closings that occur following the Closing Date.

3.15. ENVIRONMENTAL MATTERS.

(a) Except for those matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, (i) each of the Company and Fremont Insurance is, and has been, in compliance with all applicable Environmental Laws; (ii) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company and Fremont Insurance, threatened against the Company or Fremont Insurance or any real property currently or, to the Knowledge of the Company and Fremont Insurance, owned, operated or leased by the Company or Fremont Insurance; (iii) neither the Company nor Fremont Insurance has received any notice of or entered into any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws; and (iv) no facts, circumstances or conditions exist with respect to the Company or Fremont Insurance, including at any Real Property currently or formerly owned, operated or leased by the Company or Fremont Insurance, that could reasonably be expected to result in the Company and Fremont Insurance incurring liabilities under Environmental Laws.

(b) For purposes of this Agreement:

(i) “Environmental Laws” means all Laws relating to the environment, preservation or reclamation of natural resources, the presence, management or release of, or exposure to, Hazardous Materials, or to human health and safety.

(ii) “Hazardous Materials” means any material, substance of waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.

3.16. CONTRACTS.

(a) Set forth in Section 3.16(a) of the Company Disclosure Schedule is a list of each of the following to which the Company or Fremont Insurance is a party:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), and any agreement, instrument or document described in Item 601(b)(4) or 601(b)(9) of Regulation S-K of the Securities Act, whether or not filed by the Company with the SEC;

(ii) any Contract that purports to limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or Affiliates to compete in any geographic area or line of business or restrict the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates may sell products or deliver services;

(iii) any joint venture, partnership or other similar agreement, including agreements pursuant to which the Company or Fremont Insurance hold minority interests;

(iv) any Contract (or series of related Contracts) that involves the acquisition or disposition, directly or indirectly (by merger, purchase or otherwise), of capital stock or other equity interests or assets (including books of business), that (A) was entered into since January 1, 2008 or (B) contains obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect and could result in payments by the Company or Fremont Insurance;

(v) any loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or Fremont Insurance or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or Fremont Insurance, in each case in excess of fifty thousand dollars ($50,000);

(vi) any employment, severance, change in control, retention or indemnification Contract applicable to (A) any “named executive officer” (as such term is defined in Item 402 of Regulation S-K of the Securities Act) or director of the Company or (B) any employee of the Company or Fremont Insurance that cannot be canceled by the Company or Fremont Insurance upon sixty (60) days’ notice without liability, penalty or premium;

(vii) any Contract containing outstanding obligations (whether or not measured in cash) in excess of one hundred thousand dollars ($100,000) in any twelve (12)-month period;

(viii) any Contract relating to the disposition or acquisition by the Company or Fremont Insurance after the date hereof of assets (including books of business) other than in the ordinary course of business consistent with past practice;

(ix) any reinsurance or retrocession agreement or other agreement listed in Section 3.20(b) of the Company Disclosure Schedule;

(x) any Contract relating to acting as the obligor with respect to a policy of insurance (other than insurance policies entered into by Fremont Insurance in the ordinary course of its business consistent with past practice);

(xi) all letters of credit and other security devices held or maintained for the benefit of the Company or Fremont Insurance or to secure any reinsurance obligations assumed by Fremont Insurance;

(xii) each Contract between the Company or Fremont Insurance, on the one hand, and any officer, director or Affiliate of the Company or Fremont Insurance, on the other hand;

(xiii) any agency, producer, third party administrator, reinsurance intermediary, profit sharing, contingent commission, service or other agreement relating to insurance businesses of the Company or Fremont Insurance;

(xiv) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or Fremont Insurance, prohibits the pledging of the capital stock of the Company or Fremont Insurance, or prohibits the issuance of guarantees by Fremont Insurance;

(xv) any Contract or series of Contracts for the purchase of any equipment or services in excess of fifty thousand dollars ($50,000) individually or one hundred thousand dollars ($100,000) in the aggregate;

(xvi) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing the Company or Fremont Insurance with any right of first refusal with respect to, or right to purchase or redeem, any securities, except for Contracts evidencing the Company Options;

(xvii) any Contract (A) to which any Governmental Authority is a party or under which any Governmental Authority has any rights or obligations, or (B) directly or indirectly benefitting any Governmental Authority (including any subcontract or other Contract between the Company or Fremont Insurance and any contractor or subcontractor to any Governmental Authority);

(xviii) any other Contract, if a breach of such Contract could reasonably be expected to have a Company Material Adverse Effect;

(xix) any lease for real property; and

(xx) any commitment or agreement to enter into any of the foregoing (the Contracts and other documents required to be listed in Section 3.16(a) of the Company Disclosure Schedule are hereinafter referred to as the “Company Contracts”).

(b) The Company has Made Available to Parent correct and complete copies of each Company Contract, together with any and all amendments and supplements thereto. Each Company Contract, is valid and binding on the Company and Fremont Insurance and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, there is no breach or default under any Company Contract by the Company or Fremont Insurance, or to the Knowledge of the Company and Fremont Insurance, any other party thereto, and no condition exists that, with or without the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or Fremont Insurance or, to the Knowledge of the Company and Fremont Insurance, any other party thereto, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No party to any Company Contract has given the Company or Fremont Insurance notice of its intention to cancel, terminate, change the scope of rights under, or not renew, any Company Contract.

3.17. TITLE TO PROPERTY. The Company and Fremont Insurance (a) have good and valid title to, or valid leasehold or sublease interests or other comparable contract rights in and to, all properties and other assets which are, individually or in the aggregate, material to the business or financial condition of the Company and Fremont Insurance taken as a whole, free and clear of all Liens (except for Permitted Liens) and (b) have complied with the terms of each lease of property that is material to the Company and Fremont Insurance, taken as a whole. Such leases are in full force and effect (except for any scheduled expirations after the date hereof in accordance with the terms of such leases) and enforceable in accordance with their respective terms against the Company or Fremont Insurance and, to the Knowledge of the Company and Fremont Insurance, the other parties thereto (subject in each case to the Bankruptcy and Equity Exception), and neither the Company nor Fremont Insurance has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a material default with respect to any such lease. Each of the Company and Fremont Insurance enjoys peaceful and undisturbed possession under all such leases in all material respects, except where the failure to so comply would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.18. TECHNOLOGY AND INTELLECTUAL PROPERTY.

(a) Section 3.18(a)(i) of the Company Disclosure Schedule contains a complete and accurate list of all Owned Intellectual Property. Section 3.18(a)(ii) of the Company Disclosure Schedule contains a complete and accurate list of all Material Licenses. All Owned Intellectual Property listed or required to be listed in Section 3.18(a)(i) of the Company Disclosure Schedule is solely and exclusively owned by the Company and Fremont Insurance, free and clear of all Liens (other than Permitted Liens). All necessary issuance, registration, maintenance, renewal and other relevant filing fees in connection with any of the Owned Intellectual Property listed or required to be listed on Section 3.18(a)(i) of the Company Disclosure Schedule have been timely paid, and all necessary documents, certificates and other relevant filings in connection with any such Owned Intellectual Property have been timely filed, with the relevant governmental entities and Internet domain name registrars in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Owned Intellectual Property and all issuances, registrations and applications therefor in full force and effect.

(b) All of the Company Intellectual Property, and all of the rights of the Company and Fremont Insurance in and to the Company Intellectual Property, are valid, subsisting and enforceable. The Company or Fremont Insurance is the sole and exclusive owner of (or has valid and continuing rights to use or otherwise commercially exploit) all Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(c) Prior to the date hereof, there have been no written claims made or, to the Knowledge of the Company and Fremont Insurance, threatened in writing against the Company or Fremont Insurance asserting (i) the invalidity, misuse or unenforceability of any of the Company Intellectual Property, or (ii) that the operation of the business of the Company or Fremont Insurance infringes, violates, misappropriates or otherwise conflicts with any Intellectual Property or any other proprietary or privacy right of any third party. The Company and Fremont Insurance have not received any written (including by electronic mail) notice of any such threatened claim. To the Knowledge of the Company and Fremont Insurance, none of the Company Intellectual Property, the development, manufacturing, licensing, marketing, importation, exportation, offer for sale, sale, use or other exploitation of any products or services in connection with the respective businesses of the Company and Fremont Insurance, or the respective business practices, methods or operations of the Company and Fremont Insurance, infringes, violates, misappropriates or otherwise conflicts with (or has infringed, violated, misappropriated or otherwise conflicted with) any Intellectual Property or other proprietary or privacy right of any Person. To the Knowledge of the Company and Fremont Insurance, no Person has infringed upon, misappropriated, diluted, violated or otherwise conflicted with or is currently infringing upon, misappropriating, diluting, violating or otherwise conflicting with any Company Intellectual Property owned by or exclusively licensed to the Company or Fremont Insurance. No written claims or, to the Knowledge of the Company and Fremont Insurance, unwritten claims have been made against any Person by the Company or Fremont Insurance alleging that any Person is infringing upon, misappropriating, diluting, violating or otherwise conflicting with, or has infringed upon, misappropriated, diluted, violated or otherwise conflicted with, any Company Intellectual Property owned by or exclusively licensed to the Company or Fremont Insurance.

(d) To the Knowledge of the Company and Fremont Insurance, no material trade secret included in the Company Intellectual Property has been authorized to be disclosed or has been actually disclosed by the Company or Fremont Insurance to any employee or any third party other than pursuant to a written non-disclosure agreement restricting the disclosure and use thereof. No employee, consultant, independent contractor or any other third party has any right, title or interest, directly or indirectly, in any Owned Intellectual Property.

(e) Other than as set forth in Section 3.18(e) of the Company Disclosure Schedule, neither the Company nor Fremont Insurance is currently a party to any source code escrow agreement or any other agreement (or a party to any agreement obligating the Company or Fremont Insurance to enter into a source code escrow agreement or other agreement) requiring the deposit of source code or related materials for any Software.

(f) Except with respect to Shrink Wrap Software or as otherwise set forth in Section 3.18(f) of the Company Disclosure Schedule, neither the Company nor Fremont Insurance is required, obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise, or to provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Intellectual Property, or any other Person, with respect to the use of such Intellectual Property or in connection with the conduct of the respective businesses of the Company and Fremont Insurance as currently conducted.

3.19. INSURANCE. Section 3.19 of the Company Disclosure Schedule constitutes a full and complete list of all policies of insurance for which either the Company or Fremont Insurance is a beneficiary or named insured or which provides coverage for the directors and officers of the Company or Fremont Insurance, including, for each such policy (i) the name of the primary insurer, (ii) the amount of coverage, and (iii) a description of any retroactive premium adjustments or other loss-sharing arrangements. True, correct and complete copies of all such policies have been Made Available to Parent. None of the insurers issuing such policies carries an A.M. Best’s rating of less than “A-”. Neither the Company nor Fremont Insurance maintains any self-insurance arrangements affecting any of the Company, Fremont Insurance or the Business. No written notice of cancellation or termination has been received with respect to any insurance policy described in this Section 3.19. Except as specifically disclosed on Section 3.19 of the Company Disclosure Schedule, no claims have been asserted by any of the insureds or beneficiaries under any such insurance policy. Except as set forth in Section 3.19 of the Company Disclosure Schedule, the consummation of the Transactions will not cause the revocation, cancellation or termination of any such insurance policy of the Company or Fremont Insurance or give rise to a right of revocation, cancellation or termination of any such insurance policy.

3.20. INSURANCE MATTERS.

(a) The Company conducts its insurance operations through Fremont Insurance. Fremont Insurance (i) is duly licensed, authorized and otherwise eligible to transact the business of insurance in each of the states, and to write each line of business in each such state, as listed in Section 3.20(a) of the Company Disclosure Schedule, (ii) does not act as an insurance broker, agent, managing general agent, producer or intermediary, (iii) is not commercially domiciled in any jurisdiction, and (iv) does not write business or conduct any business in any jurisdiction other than Michigan.

(b) Section 3.20(b) of the Company Disclosure Schedule separately lists all ceded and assumed reinsurance treaties or agreements to which Fremont Insurance (or, to the Knowledge of the Company and Fremont Insurance, any Pool Member, to the extent such treaty or agreement reinsures risks of an Insurance Pool) is a party or under which Fremont Insurance (or, to the Knowledge of the Company and Fremont Insurance, any Pool Member, to the extent such treaty or agreement reinsures risks of an Insurance Pool) has any existing rights, obligations or liabilities (the “Company Reinsurance Agreements”). The Company has Made Available to Parent true, correct and complete copies of all Company Reinsurance Agreements and Pool Agreements, including all amendments thereto. All Company Reinsurance Agreements and Pool Agreements are in full force and effect in accordance with their terms and constitute the legal, valid and binding obligation of the Company and Fremont Insurance, and to the Knowledge of the Company and Fremont Insurance, each other party thereto, and none of the parties thereto has given notice of termination (provisional or otherwise) thereunder. None of the parties to any Company Reinsurance Agreement is in breach or default of any of its terms. No Company Reinsurance Agreement contains any provision permitting any party to terminate, modify, amend or exercise other rights under such agreement as a result of the transactions contemplated hereby. Neither the Company nor Fremont Insurance has received any notice to the effect that (i) the financial condition of any reinsurer party or Pool Member to any such agreement is materially impaired with the result that a default thereunder may reasonably be anticipated, or (ii) there is a material dispute with respect to any material amounts recoverable by Fremont Insurance pursuant to any Company Reinsurance Agreement or Pool Agreement. Section 3.20(b) of the Company Disclosure Schedule sets forth a list of each dispute or series of related disputes pending, or to the Knowledge of the Company and Fremont Insurance, threatened, between the Company, Fremont Insurance (or, to the Knowledge of the Company and Fremont Insurance, any Pool Member, to the extent such dispute relates to risks of an Insurance Pool), on the one hand, and any reinsurer or other party, on the other hand. Except as set forth on Section 3.20(b) of the Company Disclosure Schedule, there are no (A) amounts recoverable under any ceded Company Reinsurance Agreement or Pool Agreement that are more than ninety (90) days past due or for which the reinsurer or other party has provided notice that such amount is not fully collectible in due course; (B) letters of credit, trust accounts or other security provided by Fremont Insurance for the benefit of the ceding company in connection with any Company Reinsurance Agreement or Pool Agreement under which Fremont Insurance assumes any risks; or (C) amounts owed by Fremont Insurance under any reinsurance, assigned risk or other pools in which Fremont Insurance currently participates or has ever participated.

(c) Except as set forth on Section 3.20(c) of the Company Disclosure Schedule, Fremont Insurance is entitled to take full credit on its statutory financial statements filed with state insurance regulatory authorities with respect to any Company Reinsurance Agreement under which it ceded or retroceded any risks. Section 3.20(c) of the Company Disclosure Schedule sets forth any limit on the obligations of any reinsurer or counterparty under any of the Company Reinsurance Agreements. All benefits to Fremont Insurance reflected on the Company SAP Statements in respect of the Company Reinsurance Agreements are appropriately calculated in all material respects under the terms of the Company Reinsurance Agreements and in accordance with SAP. All amounts owing by Fremont Insurance in respect of the Company Reinsurance Agreements are appropriately calculated in all material respects under the terms of the Company Reinsurance Agreements and in accordance with SAP. There have been no separate written or oral agreements between the Company or Fremont Insurance (or, to the Knowledge of the Company and Fremont Insurance, any Pool Member) and any assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any Company Reinsurance Agreement other than inuring contracts that are explicitly defined in any such Company Reinsurance Agreement. For each Company Reinsurance Agreement for which risk transfer is not reasonably considered to be self-evident, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment, as required by SSAP No. 62, is available for review by the domiciliary state insurance department for Fremont Insurance. Fremont Insurance complies and has complied in all material respects with all of the requirements set forth in SSAP No. 62.

(d) Prior to the date hereof, the Company has Made Available to Parent a true and complete copy of all actuarial reports prepared by actuaries, independent or otherwise, with respect to Fremont Insurance since January 1, 2008, and all attachments, addenda, supplements and modifications thereto, each as set forth in Section 3.20(d) of the Company Disclosure Schedule. The information and data furnished by the Company and Fremont Insurance to such actuaries in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered in such reports.

(e) Other than as set forth on Section 3.20(e) of the Company Disclosure Schedule, Fremont Insurance does not currently participate in, nor is it required to participate in, any risk sharing plan, pool, joint underwriting association or similar arrangement pursuant to any insurance Laws. Section 3.20(e) of the Company Disclosure Schedule lists all notices of guaranty fund assessments received by Fremont Insurance since January 1, 2008. Fremont Insurance has timely paid all guaranty fund assessments that are due, claimed or asserted by any insurance regulatory authority to be due from Fremont Insurance, and has provided for all such assessments in the Required Company SEC Documents and Company SAP Statements, as applicable, to the extent necessary to be in conformity with GAAP and SAP, respectively.

(f) Section 3.20(f) sets forth a description of each Pool Agreement, a true and correct copy of which has been Made Available to Parent. To the Knowledge of the Company and Fremont Insurance, Section 3.20(f) of the Company Disclosure Schedule sets forth, with respect to each Insurance Pool, a list complete and accurate in all material respects, of the participations of each Pool Member for each year of such Insurance Pool’s existence (beginning with the year of such pool’s creation), which list reflects all adjustments to pool participations, including as a result of intra-pool transfers, withdrawals and liquidations. Neither the Company nor Fremont Insurance is in material default as to any material provision of any Pool Agreement. Since January 1, 2008, neither the Company nor Fremont Insurance has received any written notice to the effect that (i) the financial condition of any Pool Member is materially impaired with the result that a default thereunder may reasonably be anticipated or (ii) there is a material dispute with respect to any material amounts recoverable by Fremont Insurance pursuant to any Pool Agreement.

3.21. RESERVES. All direct and assumed reserves and other provisions for losses, claims, benefits, damages, loss adjustment expenses and any other liability, whether reported or incurred but not reported, with respect to insurance written or assumed by Fremont Insurance as established or reflected in the Company SAP Statements (i) were or will be computed in accordance with commonly accepted actuarial standards consistently applied, (ii) are or will be fairly stated in accordance with sound actuarial principles that meet the requirements of the insurance Laws of its state of domicile and of all states in which such insurance Contracts were issued or delivered, and (iii) meet or will meet the requirements of SAP. Notwithstanding the foregoing, the Company is not making any representation or warranty in this Section 3.21 as to the adequacy or sufficiency of reserves.

3.22. OPINION OF FINANCIAL ADVISOR. The Company Board has received the opinion of Philo Smith Capital Corporation, dated the date hereof, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Shares.

3.23. BROKERS. Except for Philo Smith Capital Corporation, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions, based upon arrangements made by or on behalf of the Company or Fremont Insurance. A correct and complete copy of the Company’s engagement letter with Philo Smith Capital Corporation relating to the Merger and other Transactions has been Made Available to Parent (the “Engagement Letter”).

3.24. ADVERSE COMMUNICATIONS. Except as set forth on Section 3.24 of the Company Disclosure Schedule, neither the Company nor Fremont Insurance has Knowledge of, or, since January 1, 2010, has received:

(a) any communication from A.M. Best, or any other fact or circumstance, inconsistent with the expectation that Fremont Insurance will retain an A.M. Best rating of at least “A-”;

(b) any communication from any agent, broker or third party administrator which generates for Fremont Insurance, either directly or indirectly, more than two hundred fifty thousand dollars ($250,000) in annual gross written premium, which communication canceled, gave notice of cancellation or threatened cancellation of the relationship between it and Fremont Insurance or the relationship between it and any of its insureds; or

(c) any communication from any insurance regulatory authority which alleged or complained that the Company or Fremont Insurance, or made inquiry to determine whether the Company or Fremont Insurance, had not complied with any Law in any material respect.

3.25. STATE TAKEOVER STATUTES; RIGHTS PLAN.

(a) Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, the Company and the Company Board have taken all action required to be taken by them to exempt the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state.

(b) The Company has Made Available to Parent a copy of the Shareholder Rights Agreement dated November 1, 2004 to which the Company is a party, together with all amendments and supplements thereto (the “Shareholder Rights Agreement”). The Company has amended the Shareholder Rights Agreement to provide that: (i) neither Parent nor Merger Sub nor any of their respective Affiliates shall be deemed to be an “Acquiring Person” (as such term is defined in the Shareholder Rights Agreement), and such amendment does not so exclude any other Person; (ii) neither a “Separation Time” nor a “Stock Acquisition Date” (as each such term is defined in the Shareholder Rights Agreement) shall be deemed to have occurred, and the “Rights” will not detach from Company Shares or become non-redeemable as a result of the execution, delivery or performance of this Agreement or the Shareholders Agreement, or the consummation of the Transactions, including but not limited to the Merger; and (iii) the rights shall terminate immediately prior to the Effective Time.

3.26. AFFILIATE TRANSACTIONS. Since December 31, 2010, there have been no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K of the Securities Act that have not been so disclosed in the Required Company SEC Documents.

3.27. QUESTIONABLE PAYMENTS. Neither the Company nor Fremont Insurance (nor to the Knowledge of the Company and Fremont Insurance, any of their respective directors, executives, or to the Knowledge of the Company and Fremont Insurance, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.28. REGULATORY FILINGS. Except as set forth in Section 3.28 of the Company Disclosure Schedule:

(a) Each of the Company and Fremont Insurance has filed all material reports, notices, statements, documents, registrations (including registrations with applicable state insurance regulatory authorities as a member of an insurance holding company system), filings and submissions and any supplements or amendments thereto (the “Regulatory Reports”) required to be filed by either of them since January 1, 2008. The Regulatory Reports were in compliance in all material respects with all applicable Laws when so filed and no deficiencies have been asserted by any Governmental Authority with respect to the Regulatory Reports. No fine or penalty has been imposed (i) on the Company or Fremont Insurance or (ii) with respect to the Business, by any insurance regulatory authority, except for incidental penalties of less than two thousand five hundred dollars ($2,500) per occurrence or ten thousand dollars ($10,000) in the aggregate.

(b) The Company has Made Available to Parent a true and correct list of all examination reports, correspondence, reports of investigations, inquiries and other materials relating to the Company, Fremont Insurance or the Business received since January 1, 2008 from any insurance regulatory authority, and the Company has Made Available to Parent copies of all such examination reports, correspondence, reports of investigations, inquiries and other materials relating to the Company, Fremont Insurance or the Business received since January 1, 2008 from any insurance regulatory authority.

(c) All deficiencies or violations noted in such examination reports have either been resolved to the satisfaction of the applicable insurance regulatory authority in all material respects, without any enforcement action being taken against the Company or Fremont Insurance.

(d) There are no examinations by any state insurance department examiners in progress at either the Company or Fremont Insurance or otherwise with respect to the Business, nor, to the Knowledge of the Company and Fremont Insurance, are any such examinations pending or scheduled with respect to the Company, Fremont Insurance or the Business.

(e) Section 3.28(e) of the Company Disclosure Schedule sets forth a list of all of the Regulatory Reports filed with state insurance regulatory authorities since January 1, 2008, and the Company has Made Available to Parent copies of all such Regulatory Reports.

3.29. INSURANCE WRITTEN BY FREMONT INSURANCE. Except as set forth in Section 3.29 of the Company Disclosure Schedule:

(a) All policy forms issued by Fremont Insurance and all amendments and applications pertaining thereto, where required by applicable Laws, have been approved by all applicable Governmental Authorities or filed with and not objected to by such Governmental Authorities within the period provided by applicable Laws for objection, and all such forms comply in all material respects with, and have been administered in accordance with, applicable Laws.

(b) Any rates of Fremont Insurance that are required to be filed with or approved by any Governmental Authority have been so filed or approved and the rates used by Fremont Insurance conform in all respects thereto.

(c) The underwriting standards utilized and ratings applied by Fremont Insurance in connection with the insurance policies or Contracts issued by Fremont Insurance conform in all material respects to the standards and ratings required pursuant to the terms of such policies and applicable Laws.

(d) None of the insurance policies or Contracts issued by Fremont Insurance provide the holders or owners of such policies, Contracts or certificates with any rights with respect to dividends, surplus, profit participation or voting.

(e) The insurance policies issued or renewed by Fremont Insurance have been marketed, sold, issued and administered in material compliance with all applicable Laws, including, without limitation: (i) all applicable requirements regarding the marketing and advertising of insurance products, (ii) all applicable prohibitions on the use of unfair methods of competition and deceptive acts or practices, (iii) all applicable requirements regulating the underwriting, rating, non-renewal, cancellation or replacement of insurance policies, and (iv) all applicable disclosure, filing and other requirements with respect to any variation in premiums or other charges resulting from the time at which such premiums or charges are paid. Fremont Insurance and, to the Knowledge of the Company and Fremont Insurance, their respective agents, are not subject to any market conduct or other insurance regulatory claim or complaint with respect to the Business, and neither the Company nor Fremont Insurance has received written notice of, nor do the Company or Fremont Insurance have Knowledge of, any action by the Company or Fremont Insurance or any of their respective agents that could reasonably be expected to give rise to a market conduct or other insurance regulatory claim or complaint relating to the Business.

(f) All claims payable with respect to the Business have been paid in all material respects in accordance with applicable Law, including, without limitation, all claims settlement practice acts, and the terms of the insurance policies or Contracts under which they arose.

(g) Each insurance agent, broker or employee, at the time such agent, broker or employee wrote, sold or produced business for Fremont Insurance, to the extent required by Law, was duly appointed by Fremont Insurance to act as its agent and was duly licensed as an insurance agent or broker (for the type of business written, sold or produced by such insurance agent, broker or employee) in the particular jurisdiction in which such agent, broker or employee wrote, sold or produced such business for Fremont Insurance.

(h) Section 3.29 of the Company Disclosure Schedule sets forth the number of in-force insurance Contracts written by Fremont Insurance as of (i) December 31, 2010, (ii) the date that is the last day of the calendar month prior to the date of this Agreement, and (iii) the date that is the last day of the calendar month prior to the date of the Closing. All existing policies written by Fremont Insurance are in full force and effect and are legal, valid and binding obligations of the insurer and the other parties thereto, subject to bankruptcy, insolvency or other Laws affecting creditors’ rights generally.

(i) To the Knowledge of the Company and Fremont Insurance, there have been no accidents, injuries or claims occurring in the State of Michigan that are insured in whole or in part by a private passenger auto policy issued by Fremont Insurance to a Person residing outside Michigan.

3.30. AGENTS, BROKERS AND TPA’S.

(a) Section 3.30(a) of the Company Disclosure Schedule lists each Person through which Fremont Insurance places or sells or formerly placed or sold insurance which has generated gross written premium for Fremont Insurance since January 1, 2008, including therein (i) the amount per year generated by each such Person of gross written premium for Fremont Insurance and (ii) the principal amount loaned, the amount outstanding, the payment schedule (and whether loan obligors are current in the payment schedule) and interest rate for any loans by the Company or Fremont Insurance to any such Persons or any Affiliate thereof outstanding at the time during the period since January 1, 2008. Except as set forth in Section 3.30(a) of the Company Disclosure Schedule, neither the Company nor Fremont Insurance has been advised in writing that any agent or broker listed on Section 3.30(a) of the Company Disclosure Schedule with gross written premiums of two hundred fifty thousand dollars ($250,000) or more in any year since January 1, 2008 with Fremont Insurance intends to cancel its relationship with the Company or Fremont Insurance or any relationship between it and any insured of Fremont Insurance or reduce its writings with or through Fremont Insurance. Except as set forth in Section 3.30(a) of the Company Disclosure Schedule, there are no outstanding disputes between Fremont Insurance and any of its current or former agents, brokers or other producers. Except as set forth in Section 3.30(a) of the Company Disclosure Schedule, neither the Company nor Fremont Insurance utilizes the services of any managing general agent or other agent or service provider that has binding or underwriting authority or any authority to settle claims on behalf of the Company or Fremont Insurance.

(b) Fremont Insurance has implemented procedures and programs which are reasonably designed to ensure that its agents, brokers, producers and employees are in compliance with all applicable Laws, including, but not limited to, statutes, regulations, directives, opinions of Governmental Authorities and common Law relating to advertising, licensing and sales practices, including, but not limited to, any requirements for the disclosure of the payment or receipt of any Contingent Compensation. Except as set forth in Section 3.30(b) of the Company Disclosure Schedule, to the Knowledge of the Company and Fremont Insurance, there is no pending governmental or regulatory investigation of any broker, agent or other producer through which Fremont Insurance places or sells or formerly placed or sold insurance, nor is there any injunction, order, judgment, ruling or decree imposed or threatened to be imposed upon any such broker, agent or other producer as a result of, or in connection with, any governmental or regulatory investigation.

(c) Except as set forth in Section 3.30(c) of the Company Disclosure Schedule, Fremont Insurance does not pay any of its agents or brokers any commissions or other compensation based upon volume, loss experience or profitability of the Business or that could otherwise be construed as “contingent” commissions or compensation, as such term is commonly understood (collectively, “Contingent Compensation”).

3.31. STATUTORY DEPOSITS. Section 3.31 of the Company Disclosure Schedule lists all funds required to be maintained under any applicable insurance Law in each jurisdiction in which Fremont Insurance holds a Permit (each a “Deposit”). Section 3.31 of the Company Disclosure Schedule accurately sets forth the dollar amount of each such Deposit, the jurisdiction pursuant to which such Deposit is maintained and the name of the bank and the number of the bank account in which such Deposit is maintained.

3.32. REAL PROPERTY.

(a) Section 3.32(a) of the Company Disclosure Schedule sets forth a full and complete list of all (i) real property owned by the Company or Fremont Insurance (the “Company-Owned Real Property”) and (ii) real property leased, or under option to be leased, to the Company or Fremont Insurance (the “Company-Leased Real Property”, together with the Company-Owned Real Property, the “Real Property”).

(b) Section 3.32(b) of the Company Disclosure Schedule sets forth a description of all encumbrances, easements or rights of way of record granted on or appurtenant to or otherwise affecting the Company-Owned Real Property. All Company-Leased Real Property is held under valid and existing leases. The Company and Fremont Insurance enjoy peaceful and undisturbed possession of all Real Property. All of the Company-Owned Real Property has permanent rights of access to dedicated public roads, rights of way or highways. There is not (i) any claim of adverse possession or prescriptive rights involving any of the Company-Owned Real Property, (ii) any structure located on any Company-Owned Real Property which encroaches on or over the boundaries of neighboring, or adjacent properties or (iii) any structure of any other party which encroaches on or over the boundaries of any of such Company-Owned Real Property. Except as set forth in Section 3.32(b) of the Company Disclosure Schedule, the Company-Owned Real Property is not located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any applicable law, regulation or ordinance. Neither the Company nor Fremont Insurance has received written notice, nor do the Company and Fremont Insurance have Knowledge, that any public improvements are planned or have commenced, which in either case would result in special assessments against or otherwise materially adversely affect any Company-Owned Real Property. Neither the whole nor any portion of the Company-Owned Real Property is subject to any judgment, order or decree of any Governmental Authority to be sold or is being condemned, expropriated or otherwise taken with or without payment of compensation therefor, nor, to the Knowledge of the Company and Fremont Insurance, has any such condemnation, expropriation or taking been proposed.

(c) Except as set forth in Section 3.32(c) of the Company Disclosure Schedule, all buildings located on the Company-Owned Real Property and all of the mechanical systems in the building(s) located on the Company-Owned Real Property, including, without limitation, the water, sewer, plumbing, heating, ventilation, electrical, air conditioning and sprinkler systems, if any, are in good working order, subject to normal wear and tear.

(d) The Company-Owned Real Property complies in all material respects with all applicable laws, including without limitation, those relating to zoning, fire, health, building codes (as in effect at the time the building or improvements were constructed), handicapped persons, sanitation use and occupancy. All material certificates, permits and licenses from any Governmental Authority having jurisdiction over the Company-Owned Real Property which are necessary to permit the lawful access to and use of the Company-Owned Real Property for its existing uses have been obtained and are in full force and effect. To the Knowledge of the Company and Fremont Insurance, there is no pending threat of modification or cancellation of any such certificate, permit or license.

(e) There are no options or rights in any party to purchase, or acquire any ownership interest in, the Company-Owned Real Property, nor does any party have any lease, sublease or other agreement or occupancy right affecting all or any portion of the Company-Owned Real Property. No improvements located on the Company-Owned Real Property depend on any variance, special use permit or other special municipal approval for their continuing legality. The Company and Fremont Insurance have no Knowledge of any fact or condition that would result in any reduction of sewer or other utility service currently servicing the Company-Owned Real Property.

(f) To the Knowledge of the Company and Fremont Insurance, there is no violation of any covenant, condition, restriction, easement or agreement recorded against or otherwise relating to the Company-Owned Real Property or of any order of any Governmental Authority that could reasonably be expected to materially and adversely affect the ownership, operation, use or occupancy of any portion of the Company-Owned Real Property or result in any Lien or any other liability or obligation affecting the Company or Fremont Insurance or any portion of the Company-Owned Real Property.

(g) Section 3.32(g) of the Company Disclosure Schedule sets forth all of the abstracts of title and legal opinions regarding Fremont Insurance’s fee simple ownership of the Company-Owned Real Property, copies of which have been Made Available to Parent.

(h) Section 3.32(h) of the Company Disclosure Schedule sets forth any and all soil, topological, engineering, environmental or hazardous substance studies, tests, reports or surveys that either the Company or Fremont Insurance has in its possession or control from any source with respect to all or any portion of the Company-Owned Real Property (including, without limitation, any phase I or phase II reports, any asbestos studies or reports, any wetlands studies or reports and any correspondence, notices or other communications to or from the Army Corps. of Engineers or federal or state EPA agencies). The Company has physical custody of the structural reports, property condition reports, architectural plans, drawings and specifications and “as-built” drawings, plans or specifications with respect to any buildings or structures located on the Company-Owned Real Property (including, without limitation, any plans, drawings or specifications relating to utility lines, mains or other facilities) as set forth in Section 3.32(h) of the Company Disclosure Schedule.

3.33. NO OTHER REPRESENTATIONS OR WARRANTIES. Except for the representations and warranties contained in this Agreement or in any certificate delivered by the Company pursuant to this Agreement, including any modification or qualification thereto included in the Company Disclosure Schedule, neither the Company, Fremont Insurance nor any other Person on behalf of the Company or Fremont Insurance makes any other express or implied representation or warranty with respect to the Company, Fremont Insurance or any information provided to Parent or Merger Sub with respect to the Company or Fremont Insurance.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure schedule, dated the date hereof, delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosed with respect to any section or subsection of this Agreement to which the relevance of such item is readily apparent), as of the date of this Agreement (or such other time as may be specified), Parent and Merger Sub jointly and severally represent and warrant to the Company that:

4.1. ORGANIZATION. Parent is a reciprocal inter-insurance exchange duly organized, validly existing and in good standing under the Laws of Michigan and has all requisite corporate or other power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions. Merger Sub is a newly formed corporation duly organized, validly existing and in good standing under the Laws of Michigan. Parent is duly licensed and qualified, as applicable, to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions or the performance of its obligations hereunder.

4.2. OWNERSHIP AND OPERATIONS OF MERGER SUB. Parent owns of record, and as of the Effective Time will own, all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

4.3. AUTHORITY. Parent and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by Parent’s Board of Governors, by Merger Sub’s Board of Directors, and by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent or Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.4. NON-CONTRAVENTION. Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor the compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (a) violate or conflict with any provision of the governing documents of Parent or the Articles of Incorporation or By-laws of Merger Sub, or (b) assuming that the authorizations, consents and approvals referred to in Section 4.5 are obtained and the filings referred to in Section 4.5 are made, violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (c) violate, breach, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent, Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract or Permit to which Parent, Merger Sub, or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clauses (b) and (c), as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

4.5. GOVERNMENTAL APPROVALS. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, (b) the filing of the Certificate of Merger with DLRA pursuant to the MBCA, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, and (d) the consents, approvals, authorizations, Permits, filings or notifications listed in Section 4.5 of the Parent Disclosure Schedule (including filings with, and approval of, the insurance regulatory authorities in the jurisdictions listed thereon), no consents or approvals of, or filings, Permits, notifications, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, notifications, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

4.6. LEGAL PROCEEDINGS. Except insofar as do not, and as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Transactions, there is no pending or, to the knowledge of Parent, threatened, material legal, administrative, arbitral, mediation, or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, Parent or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the knowledge of Parent, threatened to be imposed) upon Parent or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries, by or before any Governmental Authority.

4.7. INFORMATION SUPPLIED. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement or other filing required under the Exchange Act will, at the date it (and any amendment or supplement thereto) is first mailed to the shareholders of the Company (or filed, with respect to such other required filings) or, at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing.

4.8. FINANCING. Parent and Merger Sub will have, at the Effective Time, sufficient funds to pay the aggregate Merger Consideration plus the aggregate Option Consideration.

4.9. OWNERSHIP OF COMPANY SHARES. At the time immediately preceding the date of this Agreement, neither Parent nor any of its Affiliates is, with respect to the Company, an “interested shareholder” as such term is defined in Section 778 of the MBCA, other than as contemplated by the Transactions, including the Shareholders Agreement. Other than as contemplated by this Agreement and the Shareholders Agreement, neither Parent nor Merger Sub nor any Parent Subsidiary owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company.

4.10. NO OTHER REPRESENTATIONS OR WARRANTIES. Except for the representations and warranties contained in this Agreement or the Shareholders Agreement, neither Parent nor Merger Sub nor any other Person on its behalf makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any information provided to the Company or Fremont Insurance with respect to Parent or Merger Sub.

ARTICLE V.

ADDITIONAL COVENANTS AND AGREEMENTS

5.1. PROXY STATEMENT; COMPANY SHAREHOLDERS MEETING.

(a) As promptly as reasonably practicable (but in no event more than twenty (20) Business Days) following the date of this Agreement, the Company shall prepare and file with the SEC a preliminary Proxy Statement, which shall comply as to form in all material respects with applicable requirements of the Exchange Act. The Company shall as promptly as reasonably practicable respond to any comments of the SEC or its staff and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable (but in no event more than five (5) Business Days) after the Proxy Statement has been cleared by the SEC for mailing to the shareholders of the Company. As promptly as reasonably practicable, the Company shall notify Parent of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, or for additional information. The Company will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Transactions (and the Company and its counsel shall keep Parent and its counsel reasonably informed of all communications with the SEC and its staff (including all meetings and telephone conferences) with respect to the Proxy Statement or the Transactions). If, at any time prior to the Company Shareholders Meeting, any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall prepare and file with the SEC such amendment or supplement as promptly as practicable and, to the extent required by Law, cause such amendment or supplement to be disseminated to the shareholders of the Company. Parent and Merger Sub shall, and shall cause their respective representatives to, cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto and shall furnish to the Company all information relating to them and their Affiliates as required by the Exchange Act, or requested by the SEC or its staff, to be set forth in the Proxy Statement or in any other filing required under the Exchange Act. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on such document or response, and shall consider in good faith and include in such documents and responses, comments reasonably proposed by Parent.

(b) The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the shareholders of the Company, duly call, give notice of, convene and hold a special meeting of shareholders of the Company (including any adjournment or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval.

(c) Unless this Agreement has been terminated in accordance with its terms, the Company shall (subject to the right to make an Adverse Recommendation Change in accordance with Section 5.2) (i) through the Company Board, recommend to the shareholders of the Company that they adopt and approve this Agreement and give the Company Shareholder Approval (the “Company Recommendation”), (ii) include the Company Recommendation in the Proxy Statement and (iii) use reasonable best efforts to solicit the Company Shareholder Approval. The Company shall provide Parent with such information with respect to the solicitation of the Company Shareholder Approval as Parent may from time to time reasonably request. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders Meeting (in any event, to a date no later than five (5) Business Days prior to the Outside Date) (i) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the shareholders of the Company in advance of the vote to be held at the Company Shareholders Meeting, if the Company reasonably determines that such supplement or amendment is required by applicable Law; or (ii) if, as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company at the Company Shareholders Meeting.

5.2. TAKEOVER PROPOSALS; BOARD RECOMMENDATION; ETC.

(a) Except as otherwise permitted by this Section 5.2, the Company shall not, and shall cause Fremont Insurance and the Company’s and Fremont Insurance’s respective officers and directors not to, and shall direct the Company’s and Fremont Insurance’s employees, advisors, investment bankers, agents and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, cooperate, knowingly facilitate or knowingly encourage the making of, or any inquiries regarding, any proposal that constitutes, or could reasonably be expected to lead to a Takeover Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any other party information or data in connection with, or for the purpose of encouraging or facilitating, a Takeover Proposal or any inquiry or proposal that could reasonably be expected to lead to a Takeover Proposal; (iii) enter into any letter of intent, agreement, Contract or agreement in principle with respect to a Takeover Proposal; or (iv) enter into any agreement, Contract or agreement in principle requiring the Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Transactions; provided that if the Company or Fremont Insurance or their respective Representatives receives, after the date hereof and prior to receipt of the Company Shareholder Approval, a written Takeover Proposal that the Company Board determines in good faith, (x) after consultation with its independent financial advisors and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, and (y) after consultation with outside legal counsel, the failure to take the actions set forth below in this Section 5.2(a) could reasonably be expected to result in a breach of directors’ fiduciary duties under applicable Law, then the Company, Fremont Insurance and their respective Representatives may, prior to receipt of the Company Shareholder Approval and subject to compliance with the Company’s obligations under this Section 5.2, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, any information with respect to the Company and Fremont Insurance to the Person (or group of Persons) making such Takeover Proposal (provided that the Company shall concurrently provide to Parent all non-public information concerning the Company or Fremont Insurance that is provided to any Person given such access which was not previously provided to Parent or its representatives), and (B) engage and participate in discussions and negotiations with such Person (or group of Persons) regarding such Takeover Proposal. From and after the date hereof, the Company shall not grant any amendment, release or waiver under any standstill agreement without the prior written consent of Parent. The Company shall not enter into any confidentiality agreement with any Person which prohibits the Company from complying with its obligations to Parent under this Section 5.2.

(b) Except as provided in Section 5.2(c), neither the Company Board nor any committee thereof shall: (i) (A) withdraw, qualify or change, or propose to withdraw, qualify or change, in a manner adverse to Parent, the Company Recommendation, or fail to include the Company Recommendation in the Proxy Statement; (B) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act; (C) enter into any Contract or agreement in principle requiring the Company to abandon, terminate or breach its obligations hereunder, or fail to consummate the Transactions; or (D) approve or recommend a Takeover Proposal or any proposal that would reasonably be expected to lead to a Takeover Proposal (any action described in this clause (i), an “Adverse Recommendation Change”); (ii) authorize or permit the Company or Fremont Insurance to enter into any letter of intent relating to any merger, acquisition, share exchange or other agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement in accordance with this Section 5.2) (each, a “Company Acquisition Agreement”); or (iii) take any action pursuant to Section 7.1(d)(ii).

(c) Notwithstanding Section 5.2(b), prior to receipt of the Company Shareholder Approval, the Company Board may respond to a Superior Proposal or an Intervening Event as provided in this Section 5.2(c).

(i) If the Company receives a Takeover Proposal which the Company Board determines in good faith after consultation with outside legal counsel and an outside financial advisor, constitutes a Superior Proposal (after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, including any adjustments pursuant to this Section 5.2(c)), the Company Board may, if the Company Board determines in good faith after consultation with such outside legal counsel that failure to take such action would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law: (A) make an Adverse Recommendation Change in response to such Superior Proposal, (B) approve or recommend such Superior Proposal and/or (C) terminate this Agreement to enter into a Company Acquisition Agreement with respect to such Superior Proposal in accordance with Section 7.1(d)(ii); provided that, in the case of clause (C), concurrently with such termination the Company shall pay to Parent the Company Termination Fee pursuant to Section 7.3(a)(iii) (and any purported termination without such payment shall be void and of no force or effect); provided further that the Company Board may not take any of the actions contemplated by clauses (A)-(C), in each case, (y) if the Company breached this Section 5.2 or (z) until after the third (3rd) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to take any such action, which notice (1) specifies the material terms and conditions of (and the identity of the Person or group of Persons making) the Superior Proposal and (2) includes copies of all information described in Section 5.2(e)(ii) (it being understood and agreed that any amendment to the financial terms or other material terms or conditions of such Superior Proposal shall require a new notice to Parent and a new three (3)- Business Day period). During any such three (3)-Business Day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend this Agreement in a manner such that the failure by the Company Board to take any such action would not be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law. In determining whether to take any such action (and whether the relevant Takeover Proposal still constitutes a Superior Proposal), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent.

(ii) In response to an Intervening Event, the Company Board may effect an Adverse Recommendation Change if, and only if (A) the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel that, in light of such Intervening Event, the failure of the Company Board to effect such an Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law and (B) prior to effecting any such Adverse Recommendation Change, the Company has (1) provided Parent at least three (3) Business Days’ prior written notice advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail and (2) during such three (3)-Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to make such adjustments in the terms and conditions of this Agreement as to obviate the need for an Adverse Recommendation Change as a result of the Intervening Event.

(d) Nothing contained in this Section 5.2 or elsewhere in this Agreement shall be deemed to prohibit the Company or the Company Board from complying with its disclosure obligations under applicable Law with regard to a Takeover Proposal, including taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law; provided, however, that the Company Board shall not recommend that the Company shareholders tender their Company Shares in connection with a tender or exchange offer (or otherwise approve or recommend any Takeover Proposal) unless such tender or exchange offer constitutes a Superior Proposal and the applicable requirements of this Section 5.2 shall have been satisfied. Notwithstanding the foregoing, nothing in this Section 5.2(d) shall in any way affect the determination of whether there has been an Adverse Recommendation Change; provided that in no event shall any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act be deemed to be an Adverse Recommendation Change.

(e) In addition to the other obligations set forth in this Section 5.2:

(i) the Company shall, and shall cause Fremont Insurance and their respective Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations with any third party or its representatives or financing sources conducted prior to the date hereof with respect to any Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal; and

(ii) the Company shall, as promptly as reasonably practicable, advise Parent in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer or inquiry is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or Fremont Insurance or their respective Representatives in respect of a Takeover Proposal or potential Takeover Proposal, and shall, in such notice to Parent, indicate the identity of the Person or group of Persons making such proposal, offer, inquiry or request; the material terms and conditions of such proposal or offer; and the nature of such inquiry or request (and shall include with such notice copies of any draft agreements and financing commitment letters), and thereafter shall promptly keep Parent informed of all material developments affecting the status and terms and conditions of such proposal, offer, inquiry or request (and the Company shall provide Parent with copies of any additional draft agreements and financing commitment letters) and of the status of discussions or negotiations.

(f) For purposes of this Agreement:

(i) “Superior Proposal” means any bona fide written Takeover Proposal (with all of the percentages included in the definition of Takeover Proposal increased to fifty percent (50%)) on terms which the Company Board determines in good faith after consultation with outside legal counsel and an outside financial advisor (A) to be more favorable from a financial point of view to the holders of Company Shares (other than Parent and its Subsidiaries) than the Merger, taking into account all of the terms and conditions of such proposal (including price, form of consideration, closing conditions and the likelihood and timing of consummation thereof based upon, among other things, the availability of financing and the expectation of obtaining required approvals) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing) and (B) is reasonably likely to be consummated in accordance with its terms, after taking into account all legal, regulatory, timing and breakup fee provisions of the proposal, the Person making the proposal and the likelihood of consummation of such transactions on the terms set forth therein.

(ii) “Takeover Proposal” means any inquiry, proposal or offer from any third party relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and Fremont Insurance (including securities of Fremont Insurance) equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of twenty percent (20%) or more of the outstanding Company Shares or any other class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person (or “group”, as defined under Section 13 of the Exchange Act) beneficially owning twenty percent (20%) or more of the outstanding Company Shares or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Fremont Insurance; in each case, other than the Transactions.

(iii) “Intervening Event” means any material development or change in material circumstances relating to the business, results of operations, assets or financial condition of the Company and Fremont Insurance, taken as a whole, occurring or arising after the date hereof, the existence of which was not known by the Company Board at or prior to the date hereof, and not relating to any Takeover Proposal.

5.3. CONDUCT OF BUSINESS BY THE COMPANY. Except as expressly permitted by this Agreement, as required by applicable Law or as set forth in Section 5.3 of the Company Disclosure Schedule, during the period from the date hereof until the Effective Time, unless Parent otherwise consents in writing, the Company shall, and shall cause Fremont Insurance to, (w) maintain in effect all Material Licenses and Permits currently in effect, (x) conduct its business in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, its goodwill and its relationships with producers, brokers, customers, suppliers, licensors, licensees, employees, consultants and other Persons with whom the Company or Fremont Insurance has material business relationships and to retain the services of its present officers and key employees. Without limiting the generality of the foregoing, except as set forth in Section 5.3 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company shall not, and shall not permit Fremont Insurance to, without the prior written consent of Parent (it being understood that Parent shall respond within five (5) Business Days to the Company’s request for any such consent):

(a) issue, sell or grant any shares of its capital stock or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or equity interests, or any warrants, options or right to purchase or acquire any shares of its capital stock or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or equity interests, provided that the Company may issue Company Shares upon the exercise of options granted under the Company Stock Plans that are outstanding on the date hereof and in accordance with the terms thereof;

(b) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or equity interests, or any rights, warrants or options to acquire any shares of its capital stock or equity interests;

(c) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such, other than (i) dividends by Fremont Insurance to the Company or (ii) quarterly cash dividends consistent with past practice in an amount not to exceed four cents ($0.04) per share of Company Shares (adjusted to reflect any stock dividends, splits, subdivisions or other similar events);

(d) split, combine, subdivide or reclassify any shares of its capital stock;

(e) (i) incur or assume any indebtedness for borrowed money, (ii) guarantee any indebtedness (or enter into a “keep well” or similar agreement), (iii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or Fremont Insurance or (iv) mortgage, pledge or otherwise encumber any assets of the Company or Fremont Insurance, or create or suffer any Lien thereon, except for Permitted Liens;

(f) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than Fremont Insurance in the ordinary course of business and other than investments in the ordinary course of business consistent with past practice and consistent with the Company’s investment guidelines;

(g) make any capital expenditure or expenditures which (i) involves the purchase of real property or (ii) is in excess of fifty thousand dollars ($50,000) in the aggregate;

(h) sell, dispose of or otherwise transfer (by merger or otherwise), lease out or license out, or pledge, mortgage or otherwise encumber, any of its properties or assets (including securities of Fremont Insurance, which shall not be subject to the exceptions set forth in clauses (i) and (ii) below), other than (i) disposal of investments in accordance with the investment guidelines as the same may be amended from time to time, (ii) dispositions of assets with a fair market value of less than fifty thousand dollars ($50,000) in the aggregate, or (iii) pursuant to Contracts in effect on the date hereof and listed on Section 5.3(h) of the Company Disclosure Schedule, correct and complete copies of which have been Made Available to Parent;

(i) directly or indirectly acquire (by merger, consolidation, acquisition of equity interests or assets or any other business combination) any corporation, partnership, limited liability company, joint venture, other business organization (or division thereof) or any property;

(j) increase in any manner the compensation of any of its directors, officers or employees (except (i) increases in the ordinary course of business consistent with past practice in salaries, wages, bonuses, incentives or benefits of employees of the Company or Fremont Insurance who are not directors or executive officers of the Company, provided that no such increase with respect to any such employee shall be greater than an amount equal to three percent (3%) of the employee’s annual base salary; or (ii) with respect to individuals who are first employed by the Company or Fremont Insurance after the date hereof in the ordinary course of business consistent with past practice, provided that, without Parent’s written consent, no such individual shall be employed whose annual aggregate compensation is greater than fifty thousand dollars ($50,000)) or enter into, establish, materially amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or Affiliate, other than, as the case may be, as required by applicable Laws or written agreements in existence on the date hereof, each as set forth on Section 3.14(f)(i) and (ii) of the Company Disclosure Schedule or as set forth on Section 5.3(j) of the Company Disclosure Schedule;

(k) except as set forth in Section 5.3(k) of the Company Disclosure Schedule, (i) modify or amend in any material respect, waive or release any material rights or claims under, or terminate, any Company Contract or, other than in the ordinary course of business consistent with past practice, any other Contract that is material to the Company and Fremont Insurance taken as a whole, (ii) amend or modify the Engagement Letter, (iii) enter into any successor agreement to an expiring Company Contract that changes the terms of the expiring Company Contract in any material respect, or (iv) enter into any new Contract that would have been considered a Company Contract if it were entered into at or prior to the date hereof;

(l) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim or assessment, other than pursuant to extensions of time to file Tax Returns in the ordinary course of business;

(m) amend the Company Charter Documents or the Subsidiary Documents;

(n) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(o) except for the ordinary course settlement or compromise of policyholder claims arising in the ordinary course of business, (i) settle or compromise any claim, audit, arbitration, suit, investigation, complaint or other proceeding in excess of the amount of the corresponding reserve established on the consolidated balance sheet of the Company as reflected in the most recent applicable Required Company SEC Document that is filed with the SEC before the date of this Agreement, plus any applicable third party insurance proceeds, or (ii) enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would materially restrict the operations of the business after the Effective Time;

(p) amend, modify, terminate or breach any Company Reinsurance Agreement in any material respect, fail to replace any expiring ceded Company Reinsurance Agreement on substantially the same terms with the same or a comparably rated reinsurer, or enter into any other new Contract of reinsurance;

(q) alter or amend in any material respect any existing underwriting, pricing, claim handling, loss control, reserving, investment, actuarial, financial reporting or Tax or other accounting practices, principles, guidelines or policies (including compliance policies and those practices, principles, guidelines and policies used in the preparation of their respective financial statements and the establishment of reserves) or any material assumption underlying an actuarial practice, principle or policy (except as may be required by a change in GAAP, SAP or applicable Law after the date hereof);

(r) forgive or modify any loans to employees, officers, directors, agents or any other Persons, or any of their Affiliates;

(s) enter into any new line of business or exit any existing line of business that is material to the Company and Fremont Insurance, taken as a whole;

(t) convene any regular or special meeting (or adjournment thereof) of the shareholders of the Company, other than the Company Shareholders Meeting;

(u) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or non-competition agreement to which it is a party;

(v) fail to maintain in force, or make any change in (except in the ordinary course of business), the insurance coverage contemplated by Section 3.19 (or substantially equivalent replacement coverage) as being maintained by the Company or Fremont Insurance; or

(w) agree to take or authorize any of the foregoing actions.

5.4. CONDUCT OF BUSINESS BY PARENT AND MERGER SUB.

(a) Subject to Section 5.5, Parent and Merger Sub agree that, between the date of this Agreement and the Effective Time, except as required by this Agreement, Parent and Merger Sub shall not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that could reasonably be expected to materially delay or impair the consummation of the Transactions or the ability of Parent and Merger Sub to perform any of their respective obligations hereunder, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action.

(b) Within fifteen (15) Business Days following the date of this Agreement, Parent shall, at its own expense, use its commercially reasonable efforts to make all reasonably necessary filings with state insurance regulatory or other authorities and applicable insurance Laws (the “Applicable Insurance Laws”), including, unless waived by a specific state insurance regulator, the filing with the Michigan Office of Financial and Insurance Regulation of a Form A Information Statement (“Form A”) pursuant to the Michigan Insurance Code, §500.100 et seq., in order to obtain the necessary authorizations, approvals and consents in order to consummate the Transactions. In connection therewith, Parent shall use its reasonable best efforts to promptly resolve any objections and respond to any inquiries that may arise in connection with any such filing.

5.5. REASONABLE BEST EFFORTS.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties hereto and supply the other parties hereto with any information reasonably required in order to effectuate the following, and shall use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required filings under applicable Antitrust Laws); and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations (A) required from third parties in connection with the Transactions to any third party from whom any such approval, consent or other confirmation is requested and (B) from Governmental Authorities (including the Michigan Office of Financial and Insurance Regulation) necessary, proper or advisable to consummate the Transactions. In furtherance and not in limitation of the foregoing, as promptly as practicable following the date of this Agreement (and in any event within fifteen (15) Business Days of the date hereof), each of the parties hereto shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, and thereafter respond as promptly as practicable, after consultation with the other parties, to any request for additional information or documentary material that may be made under the HSR Act. Except as set forth on Section 5.5(a) of the Parent Disclosure Schedule, the Company will have the right to review in advance, and Parent shall consult with the Company in advance, in each case subject to applicable Laws relating to the exchange of information, with respect to all the information relating to the Company or Fremont Insurance that appears in any filing made with, or materials submitted to, any third party or any Governmental Authority by Parent or any of its Affiliates relating to this Agreement or the Merger.

(b) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, (ii)(A) promptly inform the other parties of, and provide the other parties copies of, any filing, correspondence or communication received by such party from; (B) permit the other parties the opportunity to review and comment in advance on any filing, correspondence or communication to be made or given by such party to; (C) without consulting the other parties, not participate in any meeting or discussion with; and/or (D) provide the other parties’ and their regular counsel with advance notice and a reasonable opportunity to attend and participate in any meeting or conference with, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority promptly and (iii) promptly inform the other parties and provide copies of any proceeding by a private party, in each case regarding any of the Transactions.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions.

(d) Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 5.5 shall, (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 7.1 so long as such party has up to that time complied in all material respects with its obligations under this Section 5.5; (ii) require any Person, other than Parent or Merger Sub, without the prior written consent of Parent, to offer, accept or agree to dispose or hold separate any part of its or the Surviving Corporation’s (or their respective Subsidiaries’) businesses, operations, assets or product lines; (iii) require Parent or Merger Sub, to offer, accept or agree to dispose or hold separate any part of its or the Surviving Corporation’s (or their respective Subsidiaries’) businesses, operations, assets or product lines; or (iv) require any Person (including Parent, Merger Sub or any of their respective Affiliates) to (A) not compete in any geographic area or line of business (other than, with respect to the Company or Fremont Insurance, any such restrictions to which the Company or Fremont Insurance is subject as of the date of this Agreement or to which the Company or Fremont Insurance is permitted to become subject in accordance with Section 5.3(k)), (B) restrict the manner in which, or whether, such Person or any of its Affiliates may carry on business in any part of the world (other than, with respect to the Company or Fremont Insurance, any such restrictions to which the Company or Fremont Insurance is subject as of the date of this Agreement or to which the Company or Fremont Insurance is permitted to become subject in accordance with Section 5.3(k)) and/or (C) enter into a capital maintenance agreement, keep well or similar agreement.

(e) During the period of time beginning on the date of this Agreement and ending on the Effective Time, each of the parties hereto shall use its reasonable best efforts to jointly develop and prepare for implementation after the Effective Time an integration plan for the Company’s integration into Parent’s businesses.

5.6. PUBLIC ANNOUNCEMENTS. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance).

5.7. ACCESS TO INFORMATION; CONFIDENTIALITY. The Company shall, and shall cause Fremont Insurance to, afford to Parent and Parent’s representatives reasonable access during normal business hours to all of the Company’s and Fremont Insurance’s properties, books and records, correspondence, Contracts and Representatives, and shall furnish promptly to Parent all other information concerning its and Fremont Insurance’s business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company and Fremont Insurance shall not be obligated to disclose any information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information; provided that the Company shall use its commercially reasonable efforts to develop an alternative to providing such information and/or enter into a joint defense agreement if doing so would reasonably permit the disclosure of such information without jeopardizing such attorney-client privilege. Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least twenty-four (24) hours prior written notice thereof, setting forth the inspection or materials that Parent or its representatives intend to conduct or review, as applicable. The Company shall be entitled to have representatives present at all times during any such inspection, and no such inspection shall unreasonably disrupt or interfere with the operations of the Company or Fremont Insurance. The information provided shall be subject to the terms of the Confidentiality Agreement. The Company shall forward to Parent, solely for informational purposes, a copy of the opinion of Philo Smith Capital Corporation referenced in Section 3.22 hereof promptly following the Company’s receipt thereof.

5.8. INDEMNIFICATION AND INSURANCE.

(a) For not less than six (6) years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers, employees and agents of the Company (“Covered Persons”) to the same extent such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Charter Documents and indemnification agreements referenced on Section 3.16 of the Company Disclosure Schedule, if any, in existence on the date of this Agreement with any Covered Persons for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions. Each Covered Person shall be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification hereunder; provided that any person to whom expenses are advanced undertakes, to the extent required by the MBCA, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification. Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.8 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b) For six (6) years from the Effective Time, the Surviving Corporation shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring on or before the Effective Time (“D&O Insurance”) that is no less favorable than the Company’s existing policies in effect on the date hereof (the “Existing Policies”). Parent agrees to cause the Surviving Corporation to purchase the maximum “run-off coverage” available under the Existing Policies; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for such “run-off” coverage in excess of two hundred fifty percent (250%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. If such maximum “run-off” coverage does not extend fully to the required six (6)-year period, the Surviving Corporation shall first seek the additional coverage from the Company’s insurers under the Existing Policies prior to seeking such additional coverage from any other insurers. The provisions of the immediately preceding sentences shall be deemed to have been satisfied if prepaid policies have been obtained by Parent or the Company at or prior to the Effective Time for purposes of this Section 5.8(b), which policies provide such directors and officers with coverage no less favorable than the Existing Policies for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the approval of this Agreement and the Transactions. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.8.

(d) The obligations under this Section 5.8 shall not be terminated or modified in such a manner as to affect adversely any Covered Person without the consent of such affected Covered Person. The provisions of this Section 5.8 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Covered Persons and their respective successors, heirs and personal representatives.

(e) The Covered Persons to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8. The provisions of this Section 5.8 are intended to be for the benefit of each Covered Person and his or her heirs.

5.9. SECTION 16 MATTERS. Prior to the Effective Time, the Company shall take such steps as are permitted and reasonably necessary to cause the Transactions, including any dispositions of Company Shares (including derivative securities related thereto) by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the interpretative guidance set forth by the SEC with respect to such matters.

5.10. NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions; (b) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would be reasonably likely to have a Company Material Adverse Effect or a Material Adverse Effect on Parent; (c) any material actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions; (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which, would reasonably be likely to cause any representation or warranty made by such party contained in this Agreement (i) that is qualified as to materiality or Material Adverse Effect to be untrue and (ii) that is not so qualified to be untrue in any material respect; and (e) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; and provided further, that a failure to comply with this Section 5.10 will not result in the failure of any condition set forth in Article VI to be satisfied, unless the underlying circumstance would independently cause a condition to not be satisfied.

5.11. EMPLOYEE MATTERS.

(a) To the extent permitted under applicable laws, Parent shall, or shall cause its Affiliates to, make a commercially reasonable effort to recognize the service of each employee of the Company or Fremont Insurance with the Company or Fremont Insurance (and their predecessors) prior to the Closing Date as service with Parent, the Surviving Corporation or any of their Affiliates in connection with, and pursuant to the terms of, any tax-qualified retirement plan, severance plan, welfare benefit plan (including any plan or arrangement relating to vacation, paid time off or holidays), and any other compensation or employee benefits plan maintained by Parent, the Surviving Corporation or any of their Affiliates in which such employee participates, or which are made available by Parent, the Surviving Corporation or any of their Affiliates following the Closing Date for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding benefit accruals); provided that with respect to any defined benefit pension plan maintained by Parent, the Surviving Corporation or any of their Affiliates in which such employee participates following the Closing Date, such service credit shall be measured from the earliest date that such employee commenced participation in a tax-qualified pension or savings plan maintained by the Company or one of its Affiliates.

(b) During the calendar year in which the Closing Date occurs Parent shall, or shall cause its Affiliates to make a commercially reasonable effort to, (i) waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any employee welfare benefit plans maintained by Parent, the Surviving Corporation or any of their Affiliates in which employees of the Company or Fremont Insurance as of the Effective Time who remain employed following the Closing by Parent, the Surviving Corporation or any of their Affiliates (“Company Employees”) participate from and after the Closing Date, to the extent such pre-existing condition limitations, exclusions, active-at-work requirements and waiting period requirements would not apply under the corresponding Company Plans immediately prior to the Effective Time; and (ii) credit the dollar amount incurred by each Company Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such year’s deductibles, co-pays and similar expenses under such employee welfare benefit plans maintained by Parent, the Surviving Corporation or any of their Affiliates in which such Company Employee participates from and after the Closing Date.

(c) For a period of three (3) years following the Closing Date, subject to the proviso below, Parent agrees to cause the Surviving Corporation to:

(i) retain substantially all of the Company’s employee base (subject to maintenance of satisfactory performance evaluations) and maintain the Company’s operations, facilities and capabilities in Fremont, Michigan;

(ii) retain the Company’s headquarters in Fremont, Michigan and the current name of Fremont Insurance Company; and

(iii) permit Fremont Insurance to contribute financially and otherwise support community and non-profit institutions in a manner consistent with the Company’s past practices over the three (3)-year period preceding the Closing Date as fully described in Section 5.11(c) of the Company Disclosure Schedule;

provided, however, that in regard to this subsection 5.11(c), all decisions concerning future operations are subject to prudent business practices, business and economic conditions, customer needs and such other factors as Parent may determine in good faith.

5.12. SECURITYHOLDER LITIGATION. In the event any securityholder litigation related to this Agreement, the Merger or the other Transactions is brought against the Company and/or its directors, at all times prior to the Effective Time the Company shall have the right to control the defense of such litigation; provided that no settlement shall be agreed to without Parent’s prior written consent. The Company shall keep Parent reasonably informed of the status of all such litigation, including with respect to any settlement discussions relating thereto, unless, in the reasonable judgment of the Company, doing so would result in the loss of attorney-client privilege.

5.13. FEES AND EXPENSES. Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided, that notwithstanding the foregoing, the Company and Parent agree to share equally the fees and expenses relating to filings under and compliance with the requirements of the HSR Act.

5.14. ENVIRONMENTAL AUDIT AND PROPERTY SURVEY. The Company shall (a) retain a firm engaged in the business of environmental engineering to conduct a phase I environmental audit (the “Phase I Audit”) of the Company-Owned Real Property, and shall deliver a complete copy of such Phase I Audit to Parent prior to the Closing Date, and (b) retain a firm engaged in the business of surveying to prepare a survey (the “Survey”) of the Company-Owned Real Property, and shall deliver a complete copy of such Survey to Parent prior to the Closing Date.

ARTICLE VI.

CONDITIONS PRECEDENT

6.1. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any other applicable competition, merger control, Antitrust Law or similar Laws shall have been terminated or shall have expired.

(c) Required Consents and Approvals. All permits, orders, approvals and consents of, and notices to, registrations and filings with, all Governmental Authorities set forth in Section 3.5 hereof or Section 3.5 of the Company Disclosure Schedule and required in connection with the consummation of the Transactions (the “Required Consents”) shall have been obtained on or prior to the Closing Date and such Required Consents shall be in form and substance reasonably acceptable to Parent.

(d) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect (i) enjoining, restraining, preventing or prohibiting consummation of the Merger or the ownership or operation of the Company or its business by Parent or (ii) making the consummation of the Merger illegal.

6.2. CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.7, 3.8(b), 3.23 and 3.25 (together, the “Specified Company Representations”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date (other than the representations and warranties set forth in the Specified Company Representations that address matters only as of a specified date, which need be true and correct in all material respects only as of such date) (it being understood that any update or purported update to the Company Disclosure Schedule delivered after the date hereof shall be disregarded); and

(ii) Each of the representations and warranties of the Company set forth in this Agreement (other than the Specified Company Representations) and in any certificates or other instruments delivered by the Company hereunder (A) shall have been true and correct in all respects as of the date of this Agreement and (B) shall be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except in the case of the foregoing clauses (A) and (B) for breaches and inaccuracies that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (other than any such representations and warranties that address matters only as of a specified date, which need be true and correct in all respects only as of such date, except in each case for breaches and inaccuracies that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) (it being understood that for purposes of determining the accuracy of such representations and warranties, all qualifications based on the word “material” or similar phrases, including “Company Material Adverse Effect”, set forth in such representations and warranties shall be disregarded, and any update or purported update to the Company Disclosure Schedule delivered after the date hereof shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Director Resignations. Each member of the Company Board and of the board of directors of Fremont Insurance shall have tendered his or her written resignation as a director of the Company and Fremont Insurance, respectively, to become effective at the Effective Time.

(e) Consents. The Company shall have obtained all of the third-party consents required pursuant to Section 3.5 of the Company Disclosure Schedule.

(f) Environmental Audit and Survey. The results of (i) the Phase I Audit conducted pursuant to Section 5.14 shall not have disclosed any past or present condition, process or practice with respect to any of the Company-Owned Real Property which is not in material compliance with all applicable Environmental Laws and requires material remediation under any applicable Environmental Laws, and (ii) the Survey conducted pursuant to Section 5.14 shall not have disclosed any material encroachment or any other matter that would impair the ownership, use or enjoyment by the Company of the Company-Owned Real Property in any material respect.

(g) Officer Agreements. The Officer Agreements shall remain in full force and effect.

(h) Maximum Aggregate Consideration. The aggregate amount of the Merger Consideration plus the aggregate amount of the Option Consideration shall not exceed sixty-seven million seven hundred thousand dollars ($67,700,000).

6.3. CONDITIONS TO OBLIGATION OF THE COMPANY. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct, in each case, as of the date hereof and as of the Closing Date (or, to the extent given as of a specific date, as of such date), except for such failures to be true and correct that would not, individually or in the aggregate, prevent Parent or Merger Sub from consummating the Merger.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying on behalf of Parent and Merger Sub that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied.

6.4. FRUSTRATION OF CLOSING CONDITIONS. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.5.

ARTICLE VII.

TERMINATION

7.1. TERMINATION. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent, if:

(i) the Merger shall not have been consummated on or before September 1, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of this Agreement has proximately contributed to the cause of the failure of the Merger to be consummated on or before the Outside Date;

(ii) any Restraint having the effect set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose breach of this Agreement proximately contributed to the cause of the issuance of such final, nonappealable Restraint; or

(iii) the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to the Company if the failure to obtain the Company Shareholder Approval was primarily due to the breach or failure of the Company to perform in any material respect any of its obligations under this Agreement.

(c) by Parent, if:

(i) a breach of the Company’s representations, warranties, covenants and agreements set forth in this Agreement shall have occurred, which breach (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be cured by the Company by the Outside Date or, if capable of being cured by the Company by the Outside Date, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c)(i) shall not be available to Parent or Merger Sub if either such party is then in material breach of this Agreement; or

(ii) (A) an Adverse Recommendation Change shall have occurred, (B) the Company shall have failed to include the Company Recommendation in the Proxy Statement, (C) the Company Board (y) shall not have rejected any publicly disclosed Takeover Proposal within five (5) Business Days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company’s shareholders of a tender offer or exchange offer, which shall constitute a failure to reject such Takeover Proposal) or (z) shall have failed to publicly reconfirm the Company Recommendation within five (5) Business Days after receipt of a written request from Parent that it do so following the making by any Person of a publicly disclosed Takeover Proposal or (D) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing.

(d) by the Company, if:

(i) a breach of Parent’s or Merger Sub’s representations, warranties, covenants and agreements set forth in this Agreement shall have occurred, which breach or failure to perform (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be cured by Parent and Merger Sub by the Outside Date or, if capable of being cured by Parent and Merger Sub by the Outside Date, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to the Company if the Company is then in material breach of this Agreement; or

(ii) prior to the receipt of the Company Shareholder Approval, in accordance with clause (C) of Section 5.2(c)(i); provided, however, that concurrently with such termination, the Company enters into the Company Acquisition Agreement and pays to Parent the Company Termination Fee pursuant to Section 7.3(a)(iii).

7.2. EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the penultimate sentence of Section 5.7, this Section 7.2, Section 7.3 and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (a) as provided in Section 7.3 and (b) that nothing shall relieve any party from liability for fraud or any material breach of this Agreement.

7.3. TERMINATION FEE.

(a) (i) (A) If, after the date hereof, a Takeover Proposal shall have been made to the Company (or its shareholders generally) or any Person shall have announced (or otherwise made known to the Company Board) an intention (that has not been withdrawn) to make a Takeover Proposal, and (B) following the occurrence of an event described in clause (A), this Agreement shall have been terminated (y) by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (z) by Parent pursuant to Section 7.1(c)(i) and (C) within twelve (12) months of the date this Agreement is terminated as described in clause (B), the Company enters into a definitive Company Acquisition Agreement with respect to, or consummates a transaction contemplated by, any Takeover Proposal (in each case, whether or not the Takeover Proposal was the same Takeover Proposal referred to in Clause (A) above); provided, that for purposes of this clause (C), the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii) if this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then in the case of any of clause (i), clause (ii) or clause (iii), the Company shall pay to Parent (or designee(s) of Parent), in cash (by wire transfer of immediately available funds to an account to be designated by Parent), an amount equal to two million twenty-five thousand dollars ($2,025,000) (the “Company Termination Fee”). In the event that the Company Termination Fee is required to be paid under Section 7.3(a)(i), such fee shall be paid promptly following the earlier to occur of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by a Takeover Proposal as described in Section 7.3(a)(i).

(b) In the event that the Company Termination Fee is required to be paid under Section 7.3(a)(ii), such fee shall be paid promptly (but in any event within two (2) Business Days) following such termination. In the event that the Company Termination Fee is required to be paid under Section 7.3(a)(iii), such fee shall be paid prior to or concurrently with such termination. In no event shall Parent be entitled to the Company Termination Fee on more than one (1) occasion.

(c) The parties hereto acknowledge that the agreement contained in this Section 7.3 is an integral part of the Transactions, and that, without that agreement, the other parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or Merger Sub commences an action which results in a judgment against the Company for the payments set forth in this Section 7.3, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE VIII.

MISCELLANEOUS

8.1. SURVIVAL. The representations, warranties, covenants and agreements in this Agreement (or pursuant to any certificate delivered pursuant to Section 6.2 or Section 6.3) shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that (a) the covenants and agreements set forth in Article II, Section 5.8 and Section 5.11, and any other covenant or agreement set forth in this Agreement which contemplates performance after the Effective Time, shall survive the Effective Time, and (b) the covenants and agreements set forth in the penultimate sentence of Section 5.7, Section 7.2, Section 7.3 and this Article VIII shall survive termination.

8.2. AMENDMENT OR SUPPLEMENT. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto; provided that following the receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.

8.3. EXTENSION OF TIME; WAIVER. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.4. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

8.5. ENTIRE AGREEMENT. This Agreement, the Shareholders Agreement and the Confidentiality Agreement (and all exhibits and schedules hereto and thereto) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

8.6. NO THIRD PARTY BENEFICIARIES. Nothing in this Agreement, express or implied, is intended to, or shall confer upon, any Person other than the parties hereto (and their respective successors and permitted assigns) any right or remedy of any nature whatsoever under or by reason of this Agreement, other than as provided in Section 5.8 and Section 8.8(c).

8.7. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL.

(a) This Agreement, and any other agreement, document or instrument delivered pursuant hereto, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement (or such other document) or the negotiation, execution, termination, performance or nonperformance of this Agreement (or such other document) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Michigan, without regard to its conflicts of law principles.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Circuit Court of the State of Michigan located in Oakland County (the “Agreed Court”), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such court (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Michigan and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.8. SPECIFIC ENFORCEMENT.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement to enforce specifically the terms and provisions of this Agreement in the Agreed Court, this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to satisfy their covenants and obligations under this Agreement and to cause the Merger and the transactions contemplated by the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement. If, prior to the Outside Date, any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (A) the amount of time during which such action is pending, plus twenty (20) Business Days or (B) such other time period established by the Agreed Court presiding over such action.

(b) If the Agreed Court has declined to specifically enforce the obligations of Parent and Merger Sub to consummate the Merger pursuant to this Section 8.8, the Company may pursue any other remedy available to it at law or in equity, including monetary damages. If an Agreed Court has granted an award of damages for such alleged breach against Parent or Merger Sub, the Company may enforce such award and accept damages for such alleged breach only if, within five (5) days following such determination, the Company confirms to Parent in writing that it is prepared and willing to consummate the Merger in accordance with this Agreement, and Parent is not willing to consummate the Merger within such five (5)-day period in accordance with the terms and conditions hereof. In addition, the Company agrees to cause any legal action or proceeding still pending to be dismissed with prejudice at such time as Parent and Merger Sub consummate the Merger, except for claims against the Surviving Corporation as set forth and contemplated by Section 5.8.

(c) Each of Parent and Merger Sub, on its own behalf and (to the fullest extent permissible by applicable Law) on behalf of its directors, Affiliates, officers or agents, as the case may be, covenants, agrees and acknowledges, that at any time after the Effective Time it shall not bring any action or proceeding (regardless of the legal theory or claim involved or the procedural nature of any such action or proceeding) against any former, current and future direct or indirect shareholders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Company (each, a “Company Related Person” and collectively, the “Company Related Persons”) or any Company Related Person of any Company Related Person in connection with the Transactions; provided that nothing in this Section 8.8(c) shall prohibit any such action or proceeding against any Company Related Person (i) that is a party to the Shareholders Agreement (or any successor to any Company Related Person) to enforce the Shareholders Agreement or (ii) to the extent that such action or proceeding is based on the fraud or willful misconduct of such Company Related Person. The provisions of this Section 8.8(c) are intended to be for the benefit of, and shall be enforceable by, each member of the Company Related Persons.

8.9. NOTICES. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Auto Club Insurance Association

1 Auto Club Drive

Dearborn, MI 48126

Facsimile: 313-336-5990

E-mail: tmcelroy@aaamichigan.com

Attn: J. Terry McElroy

with a copy (which shall not constitute notice) to:

General Counsel

Auto Club Insurance Association

1 Auto Club Drive

Dearborn, MI 48126

Facsimile: 313-436-7304

E-mail: rtwhite@aaamichigan. com

Attn: Richard T. White

Locke Lord Bissell & Liddell LLP

111 South Wacker Drive

Chicago, IL 60606-4410

Telephone: (312) 443-2771

Email: bpritchard@lockelord.com

Attn: J. Brett Pritchard

If to the Company, to:

Fremont Michigan InsuraCorp, Inc.

933 East Main Street

Fremont, MI 49412

Telephone: (231) 924-0300

Email: rdunning@fmic.com

Attn: Richard E. Dunning

with a copy (which shall not constitute notice) to:

Foster Swift Collins & Smith PC

1700 East Beltline, N.E., Suite 200

Grand Rapids, MI 49525-7044

Telephone: (616) 796-2501

Email: jsiebers@fosterswift.com

Attn: Jack A. Siebers

Telephone: (616) 726-2250

Email: pyared@fosterswift.com

Attn: Paul D. Yared

Honigman Miller Schwartz and Cohn LLP

350 East Michigan Avenue, Suite 300

Kalamazoo, Michigan 49007

Telephone: (269) 337-7702

Email: ptorrence@honigman.com

Attn: Phillip D. Torrence, Esq.

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

8.10. SEVERABILITY. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.11. DEFINITIONS.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into after the date hereof that contains provisions that are no less favorable in the aggregate to the Company (and no less restrictive in any material respect with respect to the conduct of the Person to whom information is disclosed, including with respect to “standstill” provisions) than those contained in the Confidentiality Agreement and containing provisions that expressly permit the Company to comply with the provisions of Section 5.2.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, and the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or harm to competition.

“Business” means the business of marketing, underwriting and servicing commercial and private passenger automobile, homeowners’ and the other lines of insurance that Fremont Insurance is now or has been writing.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of Grand Rapids, Michigan are authorized or required by Law to be closed.

“Company Intellectual Property” means all Intellectual Property used in or necessary for the conduct of the business of the Company or Fremont Insurance, and all other material Intellectual Property owned, licensed or held for use by the Company or Fremont Insurance.

“Company SEC Documents” means any report, schedule, form, certification, prospectus and registration, proxy or other statement filed or furnished by the Company, as applicable, with the SEC, except that “Company SEC Documents” shall not be deemed to include (i) any exhibits and schedules thereto and documents incorporated by reference therein or (ii) disclosures in such Company SEC Documents referred to in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosures in such Company SEC Documents which are forward-looking by nature.

“Confidentiality Agreement” means the Confidentiality Agreement between the Company and Parent signed by Parent on January 3, 2011.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, arbitration panel, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with a Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Insurance Pool” means any insurance pool in which Fremont Insurance currently participates or previously participated, including with respect to the administration or operation of such pool or the underwriting of risks thereunder.

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (iii) all Internet domain names; (iv) all copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; (iv) trade secrets; (v) all other intellectual property rights arising from or relating to Technology, and (vi) all Contracts granting any right relating to or under the foregoing.

“Knowledge” means, with respect to the Company and Fremont Insurance, the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 8.11(a) of the Company Disclosure Schedule.

“Laws” means laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.

“Made Available”, with respect to any information, document or other material, means that (a) such information, document or material was made available by the Company for review by Parent or Parent’s representatives at least five (5) Business Days prior to the execution of this Agreement in the virtual data room maintained by the Company with Philo Smith Capital Corporation in connection with the Transactions and (b) Parent and Parent’s representatives had passworded access to such information, document or material throughout such period of time.

“Material Adverse Effect” means, with respect to any party, any event, occurrence, state of facts, condition, change, development or effect (each an “Effect”) that individually or in the aggregate, with all other Effects, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, prospects, results of operations or condition (financial or otherwise) of such party and its Subsidiaries, taken as a whole; provided that none of the following, to the extent arising after the date of this Agreement, alone or in combination, shall constitute or be deemed to contribute to a Material Adverse Effect, or shall otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: (i) any circumstance, change or effect affecting generally the United States or world economy so long as such change or event does not have a disproportionate adverse effect on the Company and Fremont Insurance, taken as a whole; or (ii) any circumstance, change or effect affecting generally companies operating in the commercial or personal lines insurance industry so long as such change or event does not have a disproportionate adverse effect on the Company and Fremont Insurance, taken as a whole; (iii) any circumstance, change or effect resulting from the announcement of the Transactions contemplated by this Agreement; (iv) any change in GAAP or SAP; (v) any change in applicable law, rule or regulation; or (vi) any circumstance, change or effect resulting from any act of terrorism or war.

“Material Licenses” means (i) all material licenses, royalty agreements, and other rights granted by the Company or Fremont Insurance to any Person with respect to any Intellectual Property owned by the Company or Fremont Insurance and (ii) all material licenses, agreements, and other rights granted by any Person to the Company or Fremont Insurance with respect to any Intellectual Property (other than Shrink Wrap Software).

“Owned Intellectual Property” means (i) each issued patent owned by the Company or Fremont Insurance, each pending patent application filed by or on behalf of the Company or Fremont Insurance, each trademark registration, service mark registration, and copyright registration owned by the Company or Fremont Insurance, each application for trademark registration, service mark registration, and copyright registration made by or on behalf of the Company or Fremont Insurance, each domain name registered by or on behalf of the Company or Fremont Insurance, each material trade name, d/b/a, unregistered trademark, and unregistered service mark used by the Company or Fremont Insurance in connection with its business, and (ii) material Software developed by or for the Company or Fremont Insurance and owned by the Company or Fremont Insurance.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other similar charges by Governmental Authorities securing payments not yet due, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens which arise in the ordinary course of business and (iii) such other Liens or imperfections of title that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of, or materially impair the existing use of, the property or asset affected by the applicable Lien.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Pool Agreement” means any Contract to which the Company or Fremont Insurance is a party relating in any manner to an Insurance Pool.

“Pool Member” means any current or former member of an Insurance Pool (other than Fremont Insurance).

“SAP” means, with respect to any statutory financial statement of Fremont Insurance filed in a particular jurisdiction, the statutory accounting principles prescribed or permitted by such jurisdiction.

“Sarbanes-Oxley Act” means the Sarbanes Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Shrink Wrap Software” means “shrink wrapped” or “off the shelf” Software licensed to the Company or Fremont Insurance on standard terms requiring the payment of less than fifty thousand dollars ($50,000) per annum in license, maintenance or other fees and for which such standard licenses are readily available for acquisition from third parties on terms commercially equivalent to those upon which the Company or Fremont Insurance licenses such Software.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity (i) the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which securities or other ownership interests representing fifty percent (50%) or more of the equity or fifty percent (50%) or more of the ordinary voting power (or, in the case of a partnership, fifty percent (50%) or more of the general partnership interests) are, as of such date, owned by such party (either alone, directly, or indirectly through, or together with, one or more of its Subsidiaries).

“Subsidiary Documents” means the Certificates of Incorporation and By-laws (or comparable organizational documents) of Fremont Insurance.

“Tax” or “Taxes” means (i) all United States federal, state, local, and foreign income premium, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, estimated, alternative or add-on minimum, value added withholding, backup withholding, duties, intangibles, franchise, and other taxes, charges, fees, levies or like assessments, (ii) any penalties and additions to tax and interest thereon, and (iii) any liability in respect of any item described in clause (i) or (ii) payable by reason of Contract, assumption, transferee liability, operation of law or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

“Technology” means, collectively, all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including but not limited to, the Merger and the Shareholders Agreement.

“United States” means the United States of America.

(b) The following terms are defined in the provision of this Agreement set forth opposite such term below:

Adverse Recommendation Change	5.2(b)
Agreed Court	8.7(b)
Agreement	Preamble
Applicable Insurance Laws	5.4(b)
Balance Sheet Date	3.7
Bankruptcy and Equity Exception	3.3(a)
Book-Entry Shares	2.1(c)
Certificate	2.1(c)
Certificate of Merger	1.3
Class B Common Stock	3.2(a)
Closing	1.2
Closing Date	1.2
Code	2.6
Company	Preamble
Company Acquisition Agreement	5.2(b)
Company Board	3.3(a)
Company Charter Documents	3.1(b)
Company Contracts	3.16(a)(xx)
Company Disclosure Schedule	Article III
Company Employees	5.11(b)
Company-Leased Real Property	3.32(a)
Company Material Adverse Effect	3.1(a)
Company Option	2.7(a)
Company-Owned Real Property	3.32(a)
Company Plans	3.14(a)
Company Recommendation	5.1(c)
Company Reinsurance Agreements	3.20(b)
Company Related Person / Company Related Persons	8.8(c)
Company SAP Statements	3.11(a)
Company Shareholder Approval	3.3(c)
Company Shareholders Meeting	5.1(b)
Company Shares	2.1
Company Stock Plans	2.7(a)
Company Termination Fee	7.3(a)
Contingent Compensation	3.30(c)
Covered Persons	5.8(a)
DLRA	1.3
Deposit	3.31
D&O Insurance	5.8(b)

Effective Time	1.3
Engagement Letter	3.23
Environmental Laws	3.15(b)(i)
ERISA	3.14(a)
ERISA Affiliates	3.14(a)
Exchange Fund	2.3(a)
Existing Policies	5.8(b)
Form A	5.4(b)
Fremont Insurance	1.6
Grant Date	3.2(e)
Hazardous Materials	3.15(b)(ii)
Intervening Event	5.2(f)(iii)
Liens	3.2(c)
MBCA	1.1
Merger	Recitals
Merger Consideration	2.1(c)
Merger Sub	Preamble
Officer Agreements	3.14(f)
Option Consideration	2.7(a)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Paying Agent	2.3(a)
Permits	3.10(a)
Phase I Audit	5.14
Preferred Stock	3.2(a)
Proxy Statement	3.5
Real Property	3.32(a)
Regulatory Reports	3.28(a)
Representatives	5.2(a)
Required Company SEC Documents	3.6(a)
Required Consents	6.1(c)
Restraints	6.1(d)
Securities Act	3.2(c)
Shareholder Rights Agreement	3.25(b)
Shareholders Agreement	Recitals
Special Committee	3.3(b)
Specified Company Representations	6.2(a)(i)
Superior Proposal	5.2(f)(i)
Survey	5.14
Surviving Corporation	1.1
Takeover Proposal	5.2(f)(ii)
Underwater Option	2.7(a)
Underwater Option Consents	2.7(a)
WARN	3.14(i)

8.12. INTERPRETATION.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

8.13. COUNTERPARTS. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of this Agreement fully executed (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:		MERGER SUB:

AUTO CLUB INSURANCE ASSOCIATION		ACG ACQUISITION CO., INC.

By:	/S/ SEAN H. MALONEY	By:	/S/ SEAN H. MALONEY
Name: Sean H. Maloney		Name: Sean H. Maloney
Title: SVP & CFO		Title: Treasurer
THE COMPANY: FREMONT MICHIGAN INSURACORP, INC.

By:	/S/ RICHARD E. DUNNING
Name: Richard E. Dunning
Title: President and CEO

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER